SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Appendix 4E Preliminary Final Report
2.	Annual Report For the Year Ended 30 June 2015 (and previous corresponding period: Year Ended 30 June 2014)

Appendix 4E – Preliminary Final Report

(ASX Listing rule 4.2A)

Company Name:	Prana Biotechnology Limited (the ‘Group’)
ABN:	37 080 699 065
Reporting Period:	Financial year ended 30 June 2015
Previous Reporting Period:	Financial year ended 30 June 2014

Result for Announcement to the Market

The results of Prana Biotechnology Limited for the year ended 30 June 2015 are as follows:

Revenues	down	51.39%	to	$176,842
Loss after tax attributable to members	down	55.85%	to	($5,885,069)
Net loss for the period attributable to members	down	55.85%	to	($5,885,069)

Brief explanation of figures reported above

Prana Biotechnology Ltd recorded revenue of A$176,842 for the year ended 30 June 2015 (2014: A$363,775), which is interest received on the Group’s bank accounts.

Prana Biotechnology Ltd has incurred a loss for the year of A$5,885,069 (2014: A$13,329,239). This loss has decreased due to a decrease in R&D expenditure for the period and a foreign exchange gain.

For further details relating to the current period’s results, refer to the Review of Operations contained within this document.

Dividends

No dividends have been paid or declared by the Group since the beginning of the current reporting period. No dividends were paid for the previous reporting period.

Net Tangible Assets per Share

	30 June 2015	30 June 2014
Net Tangible Assets	$39,113,264	$37,686,287
Shares (No.)	533,891,470	488,646,960
Net Tangible Assets per Share (Cents)	7.33	7.71

Loss per Share

	30 June 2015	30 June 2014
Basic loss per share	(1.17)	(3.11)
Diluted loss per share	(1.17)	(3.11)

Status of Audit of Accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included within the financial report which accompanies this Appendix 4E.

Annual Report

For the Year Ended 30 June 2015

(and previous corresponding period: Year Ended 30 June 2014)

Chairman’s Letter

Dear Fellow Shareholders,

Prana is committed to developing treatments for neurodegenerative diseases. This year we reported that PBT2, our lead drug in development, was safe and well tolerated in a cohort of Alzheimer’s disease patients over a two year period. In February this year we announced that PBT2 had been placed on partial clinical hold by the FDA, limiting the dose we currently can administer in future trials. Our immediate priority is to have this lifted and we believe that this can be achieved and that we will be back in the clinic and advancing the commercialisation of PBT2 (see Review of Operations).

PBT2, just one molecule from our library of over 2000 MPAC compounds, has demonstrated in both preclinical and clinical studies its potential to provide therapies for both Huntington disease and Alzheimer’s disease. Both of these diseases are in desperate need of better therapies than currently are available. Especially in the case of Huntington disease, there are no drugs approved nor any in late stage development to treat the cognitive problems that PBT2 addresses. In addition, our MPAC library has yielded a promising candidate for the treatment of Parkinsonian movement disorders and is being prepared for Phase 1 trials in 2016.

The important medical potential of PBT2 has been recognized by regulatory authorities with the award of an Orphan drug designation in both the United States and more recently in Europe. To be awarded orphan designation, the disease indication must be of relatively low prevalence for which there is an unmet medical need and the proposed agent, in this case, PBT2 must have a plausible therapeutic mechanism to treat the disease. Orphan drug designation entitles PBT2 to market exclusivity after drug approval for seven years in the United States and ten years in Europe. The regulators also provide assistance in the preparation of a dossier that will meet regulatory approval requirements.

Following last year’s announcement of encouraging results from the Reach2HD trial in Huntington disease, we attracted one of the world’s foremost experts in Huntington disease to Prana’s Board of Directors. Professor Ira Shoulson has extensive experience in clinical development in neurodegenerative diseases and has played a key role in the planning of our next trial and in positioning PBT2 for successful commercialisation.

Prana scientists have published widely on the Metal Hypothesis underpinning neurodegenerative disease. More data is emerging on the multimodal targets of PBT2 across a range of neurodegenerative models (see Review of Operations). One of these exciting targets is the impact of PBT2 on tau protein, which forms toxic tangles. PBT2 reduces the formation of such tangles and other toxic species of tau helping to preserve neurons. This benefit of PBT2 is one of several that has relevance to the disease pathology that underpins both Huntington and Alzheimer’s disease. Indeed, in a paper this year by Johannsen et al from the Florey Neuroscience Institute, the metal based activities of PBT2 were shown to overcome the synaptic excitotoxicity that typifies Alzheimer’s and Huntington disease.

For decades, it was hotly debated as to whether the Alzheimer’s protein, beta-amyloid can induce neurofibrillary tangles, especially since this had not been observed in mouse models of Alzheimer’s disease. However, Dr Rudy Tanzi, Prana’s Chief Scientific Advisor, recently reported in the Nature journal that his lab had developed a novel model of Alzheimer’s disease using human stem cell-derived neural cultures expressing early-onset familial Alzheimer’s disease mutations, grown in a three-dimensional gel matrix mimicking the brain milieu. The model showed for the first time both plaques and tangles and was dubbed “Alzheimer’s in a dish”. The publication of the model in Nature received a great deal of attention both amongst academics and in the popular press. For this discovery, Dr. Tanzi and colleague, Dr.Doo Yeon Kim will receive the highly prestigious Smithsonian American Ingenuity Award in November. The study also contributed to Dr Tanzi being included in TIME magazine’s 2015 TIME100 Most Influential People in the World. PBT2 is currently being tested in this system (see Review of Operations).

Chairman’s Letter (continued…)

In summary, we are working diligently on the regulatory package for PBT2 and are buoyed by the efficacy information being generated on this and other MPACs such as PBT434, next in our pipeline. The cognitive benefits shown across pre-clinical and clinical testing may position PBT2 as the first drug to be developed to treat the cognitive problems of Huntington disease patients. Its multimodal mechanisms offer a differentiated therapeutic approach for the treatment of Huntington and Alzheimer’s diseases and potentially other neurodegenerative disorders.

I wish to thank all Prana staff and Directors for their continuing work and dedication. I wish to also make special mention of Prana shareholders, many of whom have remained committed to our cause despite a challenging year when Prana’s share price fluctuated significantly.

This year we have reinforced our belief in the science underpinning our strategy to develop safe and effective treatments for the millions of people suffering from neurodegenerative diseases, a goal to which we remain resolutely committed.

Yours Sincerely,

Geoffrey Kempler

Chairman and CEO

Review of Operations

Detailed below is an update on the status of the Group's development projects and overall operations for the year ended 30 June 2015.

PBT2 has now completed four Phase 1 trials and four Phase 2 trials. Each of the Phase 2 trials had good recruitment rates, high retention and completion rates. Each was reviewed by an independent Data Safety Monitoring Board that did not identify any safety concerns or require alterations to the protocols. Our IMAGINE extension trial invited patients to continue onto a twelve month open label extension study with 82% of the extension trial participants completing the study. All these studies have provided evidence of good safety and tolerability in trial participants for up to two years.

PBT2 Phase 2 Alzheimer’s disease (AD) data has been published in Lancet Neurology [Lannfelt et al 2008, 2009] and Huntington disease (HD) data in Lancet Neurology [Dorsey et al 2015]. A manuscript is in preparation for the IMAGINE and IMAGINE Extension studies. Previously we have reported that for the twelve month IMAGINE study the decline in amyloid in the PBT2 treated group was not significant due to a decline in amyloid levels also present in the placebo group. The analysis of the Extension data (unpublished) did not distinguish between 12 months versus 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory information from the Open Label extension phase suggests that for the cohort of 27 trial participants that completed all 24 months (11 from 15 that started IMAGINE on placebo together with 16 of 25 that remained on PBT2 for the 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study. Although exploratory, the cohort data encourages exploration of changing brain amyloid in larger well powered trials.

Notwithstanding the clinical safety demonstrated to date with PBT2, we reported in February 2015 that the US Food and Drug Administration (FDA) had placed PBT2 on Partial Clinical Hold (PCH) based on particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. To have this limitation removed, the FDA has required us to establish how the dog study is not relevant to future PBT2 trials in humans or, to describe a strategy to safely proceed with clinically relevant dosages in future clinical trials with PBT2. Whilst our response to the FDA requirements has the proximate goal of removing the PCH, we have used this exercise more broadly to create a strong clinical and non-clinical package of data, and its interpretation, to facilitate clinical and commercial development of PBT2, not only in the United States but globally and for both HD and AD. The process for assembling this package was facilitated with the appointment of third party specialist pharmacometricians, clinical safety physicians and clinical pharmacologists. They have undertaken extensive safety analyses to characterize the behaviour of PBT2 drug exposure in the dog and human and how this translates to the comparative safety profile in the dog relative to humans. Based on the emerging strong safety profile for PBT2, we are preparing a robust safety monitoring plan for future trials in HD. These plans will be submitted to the FDA as part of our response and the combined FDA non-clinical, clinical pharmacology and safety analysis package will be used in submissions to European and other regulators in support of our global development plans and prospective marketing approvals.

In parallel with the current assembly of safety analyses to the FDA, we are continuing with our planning for the Phase 3 program and in particular, the design of the program to confirm clinical benefit with PBT2. It remains the case, that deterioration of cognitive function is a most debilitating condition and yet unmet need for patients suffering with HD. As the disease progresses, concentration on intellectual tasks become increasingly difficult, with cognitive decline being amongst the most frequently reported complaints by HD patients. Indeed, in the Reach2HD trial, memory, attention and concentration featured as the ‘most bothersome’ problems reported by study participants at baseline in the Patient Reported Outcome tool employed in the study.

Review of Operations (continued…)

Huntington disease research and development

PBT2 is a novel, orally-active, chemical entity and a small molecule that was designed to reversibly bind and transport transition metals within and between neurons. Due to its ability to compete with aggregating proteins for metals for binding sites on certain aggregation prone proteins, PBT2 is a ‘metal-protein attenuating compound’ (MPAC). The MPAC mechanism of action reduces metal-mediated aggregation of proteins, such as beta-amyloid and the mutant form of the huntingtin protein (mHtt). The ability to intercede in the copper mediated aggregation of mHtt reduces the toxicity arising from the mHtt protein including the reduction of neuronal death. Moreover, the ability of PBT2 to adjust the concentrations of dissociable transition metals especially zinc, copper and iron in the brain tissue may have beneficial and neuroprotective effects on the HD affected brain where the disease pathology is associated with the loss of metal homeostasis [Rosas et al 2012]. Synaptic conduction is a metal dependent process. Accordingly, abnormal metal distribution (zinc and copper) pre and post-synaptically impairs neurotransmission and adversely affects normal neuronal function and neurogenesis. We have previously reported mechanistic studies with PBT2 including various in vitro assays designed to assess and establish PBT2’s ability to bind metals, transport them across neuronal membranes, prevent production of reactive oxygen species, promote cell signalling and neurotransmission and reduce glutamate induced synaptic excitotoxicity [Adlard et al, 2011 Crouch et al 2011]. The translation of these mechanistic assays to functional pharmacodynamics was assessed in a cognitively impaired aged mouse model and in the R6/2 mouse model of HD [Cherny et al 2012]. Significant improvements were found in cognitive performance, and in the R6/2 mouse, motor function, reduced striatal atrophy, total brain/body weight and lifespan were also significantly improved. The first indication that the MPAC mechanism of action could translate into cognitive improvement in a neurodegenerative disorder was in the Phase 2 EURO study in patients with mild AD where two executive function tests, Trail Making Test part B (TMTB) and the Category Fluency Test were both individually significantly improved with the consequent Executive Function composite score also significantly improved. Based on these findings, the design of the Phase 2 Reach2HD study included measures of executive function, although, as reported in Lancet Neurology [Dorsey at al 2015] the main composite cognition score was not significantly improved. Importantly, the TMTB performance was significantly improved in the study (p=0.042) in those patients taking 250mg PBT2 over six months. This test can detect impairment of information retrieval that underpins mental agility and multitasking. Notably, there was a significant improvement in the Executive Function composite score in patients with lower levels of cognitive impairment as measured by Total Functioning Capacity at baseline.

To gain further insight into the nature of the cognitive response of a patient treated with PBT2 in the Reach2HD study we have undertaken (unpublished) exploratory analyses which have included mapping drug exposure level in a patient versus variables such as the TMTB and category fluency. Interestingly a non-significant trend for increased ‘response’ or improvement in these tests with increasing drug exposure has been observed, consistent with the findings of the Reach2HD study. Although exploratory, these analyses support the proposition that the improvement in cognitive performance in the Reach2HD study was attributable to PBT2. These efficacy analyses will be presented in our regulatory submissions.

The competitive landscape for an agent that can improve or ameliorate the impact of cognitive impairment on the daily lives of sufferers and their families remains open. The orphan drug tetrabenazine is the first and only FDA-approved treatment specifically developed for any HD-related symptom (i.e. chorea). Agents in clinical development today are primarily directed towards motor dysfunction, with no reported or published benefit in cognition. Accordingly, we anticipate that PBT2 may be the first agent to market to provide patients with a treatment for their disabling cognitive impairment, a cardinal feature of HD. In this regard, we were pleased to report that PBT2 was awarded Orphan Drug designation for the treatment of HD by the FDA in September 2014, and also by the European Commission in June 2015. To achieve orphan designation the agent must have the potential to offer plausible benefit to patients for indications affecting a small percentage of the population, that are not currently being met with effective treatments.

Review of Operations (continued…)

Alzheimer’s disease research and development

The underlying MPAC mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In AD, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Prana scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function [Adlard et al 2008]. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease [Johanssen et al 2015], which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in AD and HD. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicty.

Prana scientists have previously reported on the effects of PBT2 on the protein tau, a component of the intracellular transport system, in mouse models of AD [Adlard et al 2008, 2014] and in a mouse model of mutant tau [Adlard et al 2013] In these experiments, brain cortical tau deposits were decreased. In vitro data indicates that it is the ionophoric delivery of zinc by PBT2 that triggers the phosphorylation of GSK3β and the cleavage of calceinurin, which collectively results in the reduced phosphorylation of tau [Crouch et al 2011].

In November 2014, Massachusetts General Hospital researchers, Dr. Doo Yeon Kim and Dr. Rudolph Tanzi, Prana’s Chief Scientific Advisor, published a novel model for Alzheimer’s disease in the prestigious journal Nature [Choi et al 2015]. The model employs human stem cell-derived neural cell cultures expressing early-onset familial AD mutations, grown in a three-dimensional gel matrix. This novel model recapitulated for the first time the accumulation of beta-amyloid in the form of oligomers and senile plaques, and showed that they subsequently drive the intracellular accumulation of detergent-resistant hyperphosphorylated tau and neurofibrillary tangles. Drugs that block beta-amyloid production, e.g.  β- and γ-secretase inhibitors as well as  γ-secretase modulators, were not only effective in reducing beta-amyloid accumulation, but also reduced downstream levels of detergent-resistant phospho-tau and neurofibrillary tangles in this model system. The novel model strongly supports the central hypothesis that beta-amyloid is a key driver of tangles and neurodegeneration in AD. For developing this revolutionary AD model, Drs. Kim and Tanzi will receive the prestigious Smithsonian American Ingenuity Award (Natural Sciences) in November 2015. In preliminary (unpublished) studies using this 3D neural culture model of AD, PBT2 was observed to significantly reduce levels of detergent-resistant (TBS-insoluble) phospho-tau (relative to total tau), and to significantly increase neuronal cell viability (based on LDH levels). Preliminary studies also revealed that PBT2 led to a trend toward an increase (approximately 5-fold) in the ratio of soluble/insoluble A-beta. Based on these findings, current experiments are aimed at confirming these findings and further testing the hypothesis that PBT2 prevents aggregation of Abeta into oligomers and plaques resulting in a decrease in neurofibrillary tangles and increased neuronal cell viability.

Movement Disorder research and development & Translational Biology programs

By binding and redistributing biological metals; copper zinc and iron, MPACs influence the expression, accumulation, toxicity and clearance of proteins implicated in neurodegenerative disorders including Alzheimer's, Parkinson's and Huntington disease. In recent years it has become evident that these conditions are unified at the cellular level by the loss of function of the protein tau. Indeed the 2014-2015 period has seen further consolidation of this unifying concept and demonstration of the intimate relationship between tau biology and neuronal metal homeostasis in health and disease. Lei et al in 2012 demonstrated how loss of tau function underlies both iron elevation and the motor and cognitive symptoms of Parkinsonism and evidence is now emerging of a role for tau in the pathological process in HD (Vuono et al Brain 2015). The involvement of iron in neurodegenerative diseases has been the subject of several papers published in high impact journals. Ayton et al 2014, and You et al 2015) confirmed and elaborated upon the involvement of iron in the pathological process in Parkinson's disease. While iron is the chief therapeutic target of Prana drugs in Parkinsonian movement disorder conditions, there is evidence that regulation of zinc and copper is also disrupted. Zinc dysregulation in particular, appears to be associated with depression in Dementia with Lewy Bodies and Parkinson's disease dementia as well as in AD (Whitfield et al 2014).

Review of Operations (continued…)

To increase depth and breadth of our MPAC pipeline into new neurodegenerative indications, Prana has continued to develop its ‘two tier’ research program structure, to (i) undertake new MPAC design and synthesis and (ii) undertake ‘translational’ animal modelling programs to test and validate new candidate MPACs as potential development leads. To date our MPAC library comprises more than 2,000 MPACs. Using Structure Function Relationships (SAR) that have been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain MPAC functionality across diverse and novel chemical scaffolds. Over the last year, four scaffolds have been characterized and investigated. The compounds are initially screened for differential activities including (i) ability to inhibit metal mediated oxidative stress and nitrosative stress, (ii) metal ionophore capability, (iii) prevention of glutamate induced excitotoxcity, (iv) anti-oligomer aggregation, (v) inhibiting beta-amyloid peptide inhibition of LTP and (vi) ability to inhibit the activity of the signaling protein GSK3β by inducing its phosphorylation.

Our lead MPAC in movement disorders to emerge from the Translational Biology Program is PBT434.

PBT434 has a moderate binding affinity for iron with a dissociation constant in the same order of magnitude as α-synuclein, a target protein in disease pathology. This enables PBT434 to compete with α-synuclein for iron but not high affinity metal trafficking agents such as transferrin or ferroportin. The structure of PBT434 stabilizes higher oxidation states of iron such that the redox reactions of this metal are inhibited by binding to the drug. The MPAC metal binding and chelation properties of PBT434 promote redox silencing of iron, metal homeostasis and intercede in metal induced oxidative modification and aggregation of toxic α-synuclein species. Part of this mechanistic information was supported in part by Parkinson’s UK grant awarded last year. It has been previously reported that PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in mouse models of Parkinson’s disease (MPTP, 6-OHDA, A53T). Over the past two years PBT434 has been profiled in mouse models of atypical Parkinsonian conditions including the orphan indications; Multiple System Atrophy (MSA), and Tauopathies such as Corticobasal Degeneration and Progressive Supranuclear Palsy. An outline of results to date includes:-

•	Significantly improved motor function and coordination as tested by the ability of MSA mice to remain on a rotating rod. Indeed this improvement has been sustained for five months. Also, a reduction in the accumulation of the insoluble forms of α-synuclein was shown in this mouse model.

•	In TgA53T, a generic model of synucleinopathy, to investigate Dementia with Lewy Bodies, animals treated with PBT434 exhibited significantly increased numbers of s. nigra neurons and a significant reduction in insoluble α- synuclein and incidence of clasping behaviour. Cognition evaluated using the Y-Maze is also significantly improved.

•	In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated highly significant improvement in the Y-maze cognitive assessment. A significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice was also shown.

A comprehensive ICH compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic and pharmacokinetic profile, including an ICH compliant battery of GLP studies and a series of non GLP preclinical studies. The GLP program included: in vitro genotoxicity studies, safety pharmacology studies (the in vitro hERG, IRWIN and respiratory studies in rats and a telemetry study in dogs) and two pivotal 28 day toxicokinetic studies with recovery phase conducted in the rat and dog.  The preclinical studies included: in vitro metabolism, drug interaction and plasma protein binding studies and in vivo PK and brain distribution studies in the rat and mouse. Overall PBT434 has been shown to be well tolerated with limited toxicity. It is anticipated that subject to regulatory approval PBT434 will commence its Phase 1 program during 2016 in healthy volunteers to investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434.

Review of Operations (continued…)

Overall, Prana’s MPAC pipeline headed by lead compounds PBT2 and PBT434 is evolving rapidly to offer early and late stage disease modifying therapeutic strategies to treat the unmet medical needs in neurodegeneration.

REFERENCES

•	Adlard PA et al. Rapid restoration of cognition in Alzheimer’s transgenic mice with 8-hydroxyquinoline analogs is associated with decreased interstitial Aβ. Neuron 2008; 59: .43-55

•	Adlard PA et al. Metal Ionophore Treatment Restores Dendritic Spine Density and Synaptic Protein Levels in a Mouse Model of Alzheimer’s Disease. PLoSOne 2011; PLoS ONE 6(3): e17669.doi:10.1371/journal.pone.0017669

•	Adlard PA et al. A novel approach to rapidly prevent age-related cognitive decline. Aging Cell 2014; 13:351–359

•	Adlard et al. 2013 Metal chaperones are novel therapeutic agents for tauopathy, Alzheimer's and Parkinson's Diseases: Mechanisms, Clinical Strategies, and Promising Treatments of Neurodegenerative Diseases, 11th International Conference AD/PD, Florence, March 2013: Abstracts

•	Ayton S et al. Iron accumulation confers neurotoxicity to a vulnerable population of nigral neurons: implications for Parkinson's disease. Mol Neurodegen 2014; 9: 27-32

•	Cherny RA et al. PBT2 reduces toxicity in a c.elegans model of polyQ aggregation and extends lifespan, reduces striatal atrophy and improves performance in the R6/2 model of Huntington’s disease. J Huntington Disease 2012;1:211-219

•	Choi et al. A three-dimensional human neural cell culture model of Alzheimer’s disease. Nature 2014;515:274-292

•	Crouch P J et al. The Alzheimer’s therapeutic PBT2 promotes amyloid-β degradation and GSK3 phosphorylation via a metal chaperone activity Neurochem 2011; 119: 220–230

•	Dorsey R et al. Safety, tolerability, and efficacy of PBT2 in Huntington’s disease: a phase 2, randomised, double-blind, placebo-controlled trial. Lancet Neurol 2015; 14: 39-47

•	Johanssen T et al. PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning. Neurobiol dis 2015; pii: S0969-9961(15)00028-5. doi: 10.1016/j.nbd.2015.02.008

•	Lannfelt L et al. Safety, efficacy and biomarker findings of PBT2 in targeting Aβ as a disease modifying therapy for Alzheimer’s disease; a phase IIa, double-blind, randomised, placebo-controlled trial. Lancet Neurology 2008; 7:779-786

•	Lannfelt L et al. Safety, efficacy and biomarker findings of PBT2 in targeting Aβ as a disease modifying therapy for Alzheimer’s disease; a phase IIa, double-blind, randomised, placebo-controlled trial. Lancet Neurology 2009; 8:981

•	Lei P et al. Tau deficiency induces parkinsonism with dementia by impairing APP-mediated iron export. Nat Med 2012; 18: 291-295

•	Rosas HD et al. Alterations in brain transition metals in Huntington disease: an evolving and intricate story. Arch Neurol 2012; 69: 887–93.

•	Vuono R et al. The role of tau in the pathological process and clinical expression of Huntington's disease. Brain 2015; 138:1907-1918

•	Whitfield DR et al. Depression and Synaptic Zinc regulation in Alzheimer disease, Dementia with Lewy Bodies, and Parkinson disease dementia. Am J Geriatr Psychiatry 2015; 23:141-148

•	You L-H et al Brain iron accumulation exacerbates the pathogenesis of MPTP-induced Parkinson's disease. Neuroscience 2015; 284:234-46

Review of Operations (continued…)

Results of Operation

The Group reported a loss for the year of A$5.9 million (2014: A$13.3 million). The loss is after fully expensing all research and development costs.

Other Income

We had other income of A$6.3 million (2014: A$7.8 million) including A$6.1 million relating to a 45% tax incentive refund for eligible research and development activities.

Research and development expenses

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf. Research and development expenses also include costs associated with the acquisition and development of patents and salaries and fees paid to employees and consultants involved in research and development activities.

Our research and development expenses decreased to A$12.3 million for the year ended June 30, 2015 from A$14.9 million for the year ended June 30, 2014, a decrease of A$2.6 million, or 17.51%. The decrease in research and development expenses in the year ended June 30, 2015 is primarily attributable to the majority of the expenses relating to the the completion and reporting of both the Alzheimer’s Disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies and pre-Phase III development and manufacturing costs being incurred in the previous year.

Corporate personnel expenses

Our personnel expenses consist of directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees.

Corporate personnel expenses increased to A$2.3 million for the year ended June 30, 2015 from A$2.1 million for the year ended June 30, 2014, an increase of A$284,695, or 13.82%. This increase is attributable to an increase in personnel numbers.

Review of Operations (continued…)

Financial Position and Capital Resources

As at 30 June, 2015, the Group had cash reserves of A$34.91 million compared to A$34.17 million at 30 June, 2014. For the years ended 30 June, 2015 and 2014, we incurred an operating loss of A$5.9 million and A$13.3 million, respectively, and an operating cash outflow of A$10.9 million and A$13.5 million, respectively.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will continue to provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

•	Supporting activities that are directly related and designed to support the above.

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax incentive offset. In the year ended June 30, 2015, we recorded A$6.5 million as receivable in other income with respect to funds we will receive in relation to the 2015 financial year under the research and development tax incentive scheme.

Cash Flows

Net cash used in operating activities was A$10.9 million and A$13.5 million during the years ended 30 June, 2015 and 2014, respectively. Our payments to suppliers and employees during the years ended 30 June, 2015 and 2014 were A$18.1 million and A$18.0 million respectively. The A$2.7 million decrease in cash used in operating activities for the year ended 30 June, 2015 compared to the year ended 30 June, 2014 reflects an increase in funds received in relation to the research and development tax incentive refund. During the years ended 30 June 2015 and 2014, our payments to suppliers and employees was offset by interest income of A$216,317 and A$377,587 respectively.

Risks Related to Our Business

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results.  In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints.  Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development.  It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use.  Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans.  Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate.

Clinical trials are expensive and time consuming, and their outcome is uncertain.

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular indication could harm development of that product candidate for other indications as well as other product candidates.

Review of Operations (continued…)

We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business and financial condition.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all.  Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•	slower than expected patient enrollment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; or

•	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial.  Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials.   Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring.   Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase.  Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

We rely on research institutions to conduct our clinical trials.  Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

Review of Operations (continued…)

We may not be able to complete the development of PBT2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates.  The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration.  Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner.  The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers.  We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products.  The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development.  We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel.  We have entered into employment or consultancy agreements with these individuals.  The loss of their services could negatively affect our business.  Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success.  Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies.  These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.  In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change.  Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development.  Some of these competitive products use therapeutic approaches that compete directly with our product candidates.  Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Review of Operations (continued…)

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities. The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

•	the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

We have limited large scale manufacturing experience with our product candidates.  Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner.  Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets.  Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials.  We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production.  We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis.  We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies.  We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

Review of Operations (continued…)

Currently we depend upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we rely on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds.  Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington patients.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We are actively seeking an alternative or back up manufacturer but may not be able to promptly find an alternative or replacement manufacturer within the required time to provide back-up manufacturing capacity or to replace our current manufacturers without incurring material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products.  If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital.  Qualified personnel may not be available in adequate numbers or at a reasonable cost.  Further, our sales staff may not achieve success in their marketing efforts.  Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities.  We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully.  Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully.  Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost.  The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital.  In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control.  We expect initiatives for similar government control at both the state and federal level to continue in the U.S. and elsewhere.  The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations.  Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services.  Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the U.S.  If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability.  In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

Review of Operations (continued…)

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability.  We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims.  We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all.  This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim.  We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms.  Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the U.S.; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

Review of Operations (continued…)

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing.  Even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinson’s disease or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of PBT2 may not be replicated in future clinical trials of PBT2, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of PBT2 may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the U.S., our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

Review of Operations (continued…)

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Intellectual Property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;

•	obtain orphan designation for our products and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions.  Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.  Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the U.S. and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

Review of Operations (continued…)

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others.  If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities.  Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all.  To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  We may have to defend the validity of our patents in order to protect or enforce our rights against a third party.  Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the U.S. and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or delays incurred by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

Review of Operations (continued…)

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.

•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

•	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

•	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the radiopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing radiopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the U.S., resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

Review of Operations (continued…)

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

Risks Related to Our Securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years ended June 30, 2015 and subsequently until August 24, 2015, the market price for our ordinary shares on the ASX has ranged from as low as A$0.14 to a high of A$1.37 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.86 to a high of U.S.$13.29. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•	announcements of technological innovations or new commercial products by us and our competitors;

•	determinations regarding our patent applications, patents and those of others;

•	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

•	litigation;

•	economic and other external factors; and

•	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

Review of Operations (continued…)

Ownership interest in our company may be diluted as a result of additional financings.

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.    In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. As of June 30, 2015, we sold A$7.1 million of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2015 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (US$42.5 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX.  Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2015. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

We do not anticipate paying dividends on our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Review of Operations (continued…)

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs have traded on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks Related to Our Compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

Intellectual Property Report

Intellectual Property Developments

Prana retains its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases. Over the last year Prana has received numerous further approvals from international patent office’s relating to its MPAC patent estate. Consequently, the majority of patents covering our lead MPAC’s - PBT2, PBT434 and PBT519 have now been Granted.

Prana continues to work towards the discovery of new chemical entities that may be effective drugs for the same and related diseases, with the objective of filing new patents according to those developments.

A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)	In November 2014, Prana achieved Allowance of patent claims in the USA covering the use of PBT2 for the treatment of Alzheimer’s disease. These claims provide a second level of protection, in addition to the successfully Granted composition of matter claims to PBT2 in a related application.

(ii)	In October 2014, Prana filed a further Continuation application in the USA, with claims seeking coverage of the use of 8-hydroxyquinoline compounds for the treatment of Huntington’s disease. This case is currently in active prosecution with the USPTO.

(iii)	In October 2014, Prana filed a second Continuation application in the USA, with claims seeking coverage of the use of 8-hydroxyquinoline compounds, other than PBT2 for the treatment of Alzheimer’s disease. This case is currently in active prosecution with the USPTO.

(iv)	In April 2015, Prana received Notice of Grant from the Israeli Patent Office for its key patent protecting PBT519. The patent, which is entitled, ‘Method of treatment and prophylaxis and agents useful for same covers the composition of matter of selected pyridopyrimidine compounds, including PBT519’. Prana has also Validated the European patent of this case in 16 major jurisdictions.

(v)	In April 2015, Prana received Notice of Grant from the Japanese and United States patent offices in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434 and their uses for neurological conditions, particularly Parkinson’s disease.

(vi)	In March 2015 Prana filed two Australian provisional patent applications directed to novel methods of synthesising compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I’ and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II‘.

Intellectual Property Report (continued…)

(vii)	The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted in Canada and Europe. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

(viii)	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2015 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

Patent Prosecution Update

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.	The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, Canada, China and the USA (2). A case has been Granted in Europe and has been validated in separate countries.	The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered. Applications in India and Brazil are under examination. Two continuation applications in the USA are also under examination.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is under examination. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand. A case has been Granted in Europe and has been validated in separate countries. Applications are under examination in the USA, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

Intellectual Property Report (continued…)

PATENT	STATUS	INVENTION
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, Japan, USA and Australia. Remaining applications in Canada, and Europe are under examination	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.

“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan and the USA. Applications in Australia and Europe, are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

Directors’ Report

The Directors of Prana Biotechnology Limited present their report on the consolidated entity (referred to hereafter as the ‘Group’ or ‘Consolidated Entity’ or ‘Prana’) consisting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the year ended 30 June 2015. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The following persons were Directors of Prana Biotechnology Ltd during the whole of the financial year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Independent Director

Company Secretary

Mr. Phillip Hains was appointed as the Group’s Company Secretary on 4 November, 2014. Mr. Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Principal Activities

The Group's principal activities during the course of the year were to commercialise research into Alzheimer's Disease, Huntington Disease and other neurodegenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

Review and Results of Operations

The consolidated net loss of the Group after providing for income tax amounted to $5.9 million (2014: $13.3 million). For further details, refer to the Review of Operations set out on pages 3 to 21.

Dividends Paid or Recommended

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2015 financial year.

Share Options Granted To Directors and Key Management Personnel

During or since the end of the financial year no shares or options were granted by Prana Biotechnology Limited to the Directors of the Group.

During or since the end of the financial year an aggregate of 1,000,000 share options were granted by Prana Biotechnology Limited to the following Key Management Personnel of the Group:

Key Management Personnel	No. of Options Granted	No. of Ordinary Shares Under Options Granted
Ms Dianne Angus	1,000,000	1,000,000
TOTAL	1,000,000	1,000,000

Directors’ Report (continued…)

Earnings Per Share

Basic loss per share 1.17 cents (2014: 3.11 cents).

Corporate Structure

Prana Biotechnology Limited is a company limited by shares that was incorporated in and is domiciled in Australia. Prana Biotechnology Limited has 2 wholly owned subsidiaries:

•	Prana Biotechnology Inc, a company limited by shares that was incorporated in and is domiciled in the United States; and

•	Prana Biotechnology UK Ltd, a company limited by shares that was incorporated in and is domiciled in the United Kingdom.

Employees

The Group had 15 employees at 30 June 2015 (2014: 12 employees).

Significant Changes in State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the Group during the financial year under review not otherwise disclosed in this Annual Report.

After Balance Date Events

Information relating to after balance date events is set out in note 24.

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

Future Developments, Prospects and Business Strategies

The likely developments in the Group's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pages 3 to 21 of this Annual Report.

Environmental Issues

The Group is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The Group's scientific research activities are in full compliance with all prescribed environmental regulations.

Directors’ Report (continued…)

Information on Directors

The names and particulars of Directors of the Group in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Appointed to the Board	11 November 1997
Last Elected by shareholders	17 November 2004
Qualifications	B.Sc. Grad. Dip. App. Soc. Psych
Experience	Mr Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of the Group. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Interest in Shares and Options	18,011,000 ordinary shares and 4,000,000 options over ordinary shares
Committees	Nil
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Mr Brian Meltzer	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	28 November 2013
Qualifications	B. Com., M Ec.
Experience	Mr Meltzer has over 30 years’ experience in economics, finance and investment banking. Until mid-2014, Mr. Meltzer was a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Interest in Shares and Options	326,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Chairman of the Audit Committee and Remuneration Committee and member of the Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Dr George Mihaly	Non-Executive Independent Director
Appointed to the Board	9 December 1999
Last Elected by shareholders	12 December 2012
Qualifications	B. Pharm, M.Sc., Ph.D. FAICD
Experience	Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, one of Australia's leading independent consultant research organisations to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 35 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from phase I, II, III and IV clinical trials.
Interest in Shares and Options	226,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit Committee, Remuneration Committee and Nomination Committee.
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

Mr Peter Marks	Non-Executive Independent Director
Appointed to the Board	29 July 2005
Last Elected by shareholders	13 November 2014
Qualifications	BEc LLB Grad. Dip. Comm. Law MBA
Experience	From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space. From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.
In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank. Mr Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines. Mr. Marks is currently the principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks was appointed as a non-executive Chairman of Savcor Group Limited, an ASX listed industrial technology business.
Interest in Shares and Options	43,111 ordinary shares and 1,000,000 options over ordinary shares
Committees	Member of the Audit Committee
Current or Former Directorships held in other listed entities within the last 3 years	Armadale Capital Plc (appointed November 2005) Savcor Group Ltd (appointed March 2015)

Directors’ Report (continued…)

Mr Lawrence Gozlan	Non-Executive Independent Director
Appointed to the Board	8 August 2011
Last Elected by shareholders	13 November 2014
Qualifications	B.Sc.(Hons)
Experience	Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.
Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life sciences companies at Deloitte.
Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. Mr. Gozlan is currenly a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body. He holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.
Interest in Shares and Options	1,000,000 options over ordinary shares
Committees	Chairman of the Nomination Committee
Current or Former Directorships held in other listed entities within the last 3 years	Telesso Technology Ltd (resigned November 2013) Oncosil Medical Ltd (resigned May 2015) Phosphagenics Ltd (resigned May 2015)

Directors’ Report (continued…)

Prof. Ira Shoulson	Non-Executive Independent Director
Appointed to the Board	13 May 2014
Last Elected by shareholders	13 November 2014
Qualifications	MD, BPsych
Experience	Ira Shoulson, MD is the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine in Rochester, New York. He received his MD degree (1971) and postdoctoral training in medicine (1971-73) and neurology (1975-77) at the University of Rochester and in experimental therapeutics at the National Institutes of Health (1973-75).
Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and more than 25 other multi-centre controlled trials. He is the Director of the Experimental Therapeutics Program at the University of Rochester Department of Neurology, the chair of the executive committees of the Huntington Study Group and the Parkinson Study Group, an associate editor of Archives of Neurology, a member of the National Institute of Neurological Disorder and Stroke Council, a consultant for the Food and Drug Administration, and the immediate past-president of the American Society for Experimental NeuroTherapeutics (ASENT). He has authored more than 220 scientific reports.
Interest in Shares and Options	Nil
Committees	Nil
Current or Former Directorships held in other listed entities within the last 3 years	Nil

Directors’ Report (continued…)

REMUNERATION REPORT (audited)

The information provided under Sections A to F includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures.

The information in this report has been audited as required by section 308(3C) of the Corporations Act 2001.

Directors

The following persons were Directors of the Group during the financial year:

Name	Position
Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director
Prof. Ira Shoulson	Non-Executive Independent Director

Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly during the financial year:

Name	Position
Ms Kathryn Andrews*	Chief Financial Officer (appointed 4 November 2014)
Ms Dianne Angus	Chief Operating Officer
Mr Phillip Hains**	Acting Chief Financial Officer (retired 4 November 2014)
Mr Richard Revelins***	Company Secretary and Chief Financial Officer (retired 4 November 2014)

*	Ms Kathryn Andrews was appointed as Chief Financial Officer on 4 November 2014 and remains in this position to the date of this report.
**	Mr Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014 and retired from this position on 4 November 2014. Mr Phillip Hains was appointed as Company Secretary on 4 November 2014.
***	Mr. Richard Revelins retired from his position as Company Secretary and Chief Financial Officer on 4 November 2014.

These were the only executives of the Group during the financial year ended 30 June 2015.

The remuneration report is set out under the following main headings:

A.	Principles used to determine the nature and amount of remuneration
B.	Details of remuneration
C.	Share-based compensation
D.	Employment Contracts of Directors and Key Management Personnel
E.	Key Management Personnel disclosure
F.	Additional information

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Group is determined by the Board following recommendation by the Remuneration Committee.

The Group is committed to remunerating Senior Executives and Executive Directors in a manner that is market-competitive and consistent with "Best Practice" including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives' position, experience and performance, and may be satisfied via cash or equity.

Directors’ Report (continued…)

Non-Executive Directors are remunerated out of the maximum aggregate amount of $1.25m approved by Shareholders at the 2004 annual general meeting and at a level that is consistent with industry standards. Non-Executive Directors receive a board fee and fees for chairing or participating on board committees, see table below for the annual fee. They do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable and the fees are inclusive of superannuation, if applicable.

	2015	2014
	$	$
Base fees
Board - member	45,000	45,000
Additional fees
Audit committee - chair	20,000	20,000
Audit committee - member	15,000	15,000
Nomination committee - chair	5,000	5,000
Nomination committee - member	5,000	5,000
Remuneration committtee - chair	15,000	15,000
Remuneration committee - member	10,000	10,000

Remuneration Policy versus Group Financial Performance

The Group's Remuneration Policy is not directly based on the Group's performance, rather on industry practice.

The Group's primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The tables below set out summary information about the Group’s earnings and movement in shareholder wealth for the five years to 30 June 2015:

	30-Jun-15	30-Jun-14	30-Jun-13	30-Jun-12	30-Jun-11
	$	$	$	$	$
Revenue from ordinary activities	176,842	363,775	150,867	186,664	156,135
Total comprehensive loss for the year	(5,885,069)	(13,329,239)	(7,787,242)	(5,239,469)	(6,431,185)

No dividends have been paid for the five years to 30 June 2015.

	30-Jun-15	30-Jun-14	30-Jun-13	30-Jun-12	30-Jun-11
	$	$	$	$	$
Share price at start of the year	0.22	0.25	0.14	0.19	0.16
Share price at end of the year	0.15	0.22	0.25	0.14	0.19
Basic and diluted loss per share (cents)	(1.17)	(3.11)	(2.30)	(1.82)	(2.60)

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group's performance over the past 5 years.

Directors’ Report (continued…)

Performance based Remuneration

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators ("KPI's").

The Group uses a variety of KPI's to determine achievement, depending on the role of the Executive being assessed. These include:

•	successful contract negotiations;

•	Group share price reaching a targeted rate on the ASX or applicable market over a period of time; or

•	achievement of research project milestones within scheduled time and/or budget.

For details of performance based remuneration refer to Employment Contracts of Directors and Key Management Personnel on pages 41 and 42.

Directors’ Report (continued…)

B. Details of Remuneration

Details of Remuneration for the year ended 30 June 2015

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2015 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based Payments
	Cash salary and fees	Non-monetary benefits	Superannuation Contribution	Long service leave	Equity	Total
2015	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	521,689	-	35,000	(224)	-	556,465
Mr Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	60,000	-	-	-	-	60,000
Mr Lawrence Gozlan	50,000	-	-	-	-	50,000
Prof. Ira Shoulson [6]	250,648	-	-	-	-	250,648
	1,007,337	-	70,000	(224)	-	1,077,113
Key Management Personnel
Mr Phillip Hains [2]	100,000	-	-	-	-	100,000
Ms Dianne Angus 1 & 5	326,346	-	18,783	2,874	170,397	518,401
Ms Kathryn Andrews 1 & 3	81,233	-	7,541	82	-	88,857
Mr Richard Revelins [4]	39,926	-	-	-	-	39,926
	547,506	-	26,324	2,957	170,397	747,184

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler, Dianne Angus and Kathryn Andrews.

[2]	Mr Phillip Hains retired from his appointment as Acting Chief Financial Officer and was appointed as Company Secretary on 4 November 2014.

[3]	Ms Kathryn Andrews was appointed as Chief Financial Officer on 4 November 2014.

[4]	Mr Richard Revelins retired from his position as Company Secretary and Chief Financial Officer on 4 November 2014.

[5]	Ms Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 3 October 2014	Volatility: 130.5%
Exercise Price: $0.34	Risk-free Interest Rate: 2.71%
Stock Price: $0.22	Dividend Yield: 0%
Years to Expiry: 4.00	Option Price: $0.1704

[6]	Includes consulting fees paid to Prof. Ira Shoulson in the amount of $205,426.

Directors’ Report (continued…)

Details of Remuneration for the year ended 30 June 2014

The remuneration for each Director and each of the other Key Management Personnel of the Group during the year ended 30 June 2014 was as follows:

	Short-term employee benefits		Post-Employment Benefits	Long-term employee benefits	Share-based Payments
	Cash salary and fees	Non-monetary benefits	Superannuation Contribution	Long service leave	Equity	Total
2014	$	$	$	$	$	$
Directors
Mr Geoffrey Kempler [1]	444,389	-	25,000	8,601	-	477,990
Mr Brian Meltzer	50,000	-	35,000	-	-	85,000
Dr George Mihaly	75,000	-	-	-	-	75,000
Mr Peter Marks	60,000	-	-	-	-	60,000
Mr Lawrence Gozlan	50,000	-	-	-	-	50,000
Prof. Ira Shoulson [2]	5,625	-	-	-	-	5,625
	685,014	-	60,000	8,601	-	753,615
Key Management Personnel
Mr Richard Revelins	80,013	-	-	-	-	80,013
Ms Dianne Angus 1 & 4	324,833	-	17,775	9,015	33,824	385,447
Mr Phillip Hains [3]	50,000	-	-	-	-	50,000
	454,846	-	17,775	9,015	33,824	515,460

[1]	Cash salary and fees includes movements in the annual leave provision relating to Geoffrey Kempler and Dianne Angus.

[2]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[3]	Mr. Phillip Hains was appointed as Acting Chief Financial Officer on 1 May 2014.

[4]	Ms. Angus received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the following inputs:
Grant Date: 4 November 2013	Volatility: 68.80%
Exercise Price: $0.73	Risk-free Interest Rate: 3.46%
Stock Price: $0.44	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: $0.2114

Directors’ Report (continued…)

Performance Income as a Proportion of Total Remuneration

All Executives are eligible to receive incentives as determined by the Board from time to time.  Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors and the Company Secretary received equity as approved by shareholders at the 2012 Annual General Meeting, in recognition of future contributions to the growth and success of the Group. Employees have received equity as recommended by the Remuneration Committee.

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

	Fixed Remuneration		At Risk - LTI
Directors	2015	2014	2015	2014
Mr Geoffrey Kempler	82%	100%	18%	0%
Mr Brian Meltzer	100%	100%	0%	0%
Dr George Mihaly	100%	100%	0%	0%
Mr Peter Marks	100%	100%	0%	0%
Mr Lawrence Gozlan	100%	100%	0%	0%
Prof. Ira Shoulson [1]	100%	100%	0%	0%
Key Management Personnel	2015	2014	2015	2014
Mr Phillip Hains [2]	100%	100%	0%	0%
Ms Dianne Angus	67%	91%	33%	9%
Ms Kathryn Andrews [3]	100%	-	0%	-
Mr Richard Revelins [4]	100%	100%	0%	0%

[1]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[2]	Mr Phillip Hains was appointed as Company Secretary and retired from his role as Acting Chief Financial Officer on 4 November 2014.

[3]	Ms Kathryn Andrews was appointed as Chief Financial Officer on 4 November 2014.

[4]	Mr Richard Revelins retired from his roles as Company Secretary and Chief Financial Officer on 4 November 2014.

At risk long term incentive (LTI) relates to remuneration provided in the form of share based payments. There are no short term incentives considered to be at risk in the current or prior year.

C. Share-based compensation

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's US presence, a US plan and an Australian plan were developed. At 30 June 2015 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 19 consultants under the Australian Plan.

Directors’ Report (continued…)

The terms and conditions of each grant of options affecting Director and Key Management Personnel remuneration in the previous, this or future reporting periods are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise Price	Share Price Hurdle	Vested	Value per option at grant date
7-Aug-06	7-Sep-06	7-Aug-14	$0.00	$0.40	Yes	$0.08
2-Oct-06	6-Oct-06	7-Aug-14	$0.00	$0.40	Yes	$0.48
12-Jun-07	28-Dec-07	7-Aug-14	$0.00	$0.40	Yes	$0.34
5-Dec-07	5-Dec-07	31-Oct-10	$0.00	$0.00	Yes	$0.23
20-Dec-07	20-Dec-07	31-Oct-10	$0.30	$0.00	Yes	$0.50
26-May-09	20-Aug-13	7-Aug-14	$0.00	$0.40	Yes	$0.18
8-Jun-10	8-Jun-10	31-Mar-14	$0.15	$0.00	Yes	$0.10
21-Mar-12	21-Mar-12	20-Mar-17	$0.25	$0.00	Yes	$0.10
12-Dec-12	12-Dec-12	13-Dec-17	$0.33	$0.00	Yes	$0.07
4-Nov-13	4-Nov-13	3-Nov-18	$0.73	$0.00	Yes	$0.21
3-Oct-14	3-Oct-14	2-Oct-18	$0.34	$0.00	Yes	$0.17

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by the Group of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which the Group's shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the 'at risk' aspect of the instruments granted to executives. Plan participants may not enter into any transaction designed to remove the 'at risk' aspect of an instrument before it vests.

Directors’ Report (continued…)

Details of the options over ordinary shares in the Group provided as remuneration to each of the Directors and Key Management Personnel of the Group are set out below.

	Number of options granted during the year		Number of options vested during the year
Directors	2015	2014	2015	2014
Mr Geoffrey Kempler	-	-	-	-
Mr Brian Meltzer	-	-	-	-
Dr George Mihaly	-	-	-	-
Mr Peter Marks	-	-	-	-
Mr Lawrence Gozlan	-	-	-	-
Prof. Ira Shoulson [1]	-	-	-	-
Key Management Personnel	2015	2014	2015	2014
Ms Kathryn Andrews [2]	-	-	-	-
Ms Dianne Angus	1,000,000	160,000	1,000,000	160,000
Mr Phillip Hains [3]	-	-	-	-
Mr Richard Revelins [4]	-	-	-	-

[1]	Prof. Ira Shoulson was appointed to the Board on 13 May 2014.

[2]	Ms Kathryn Andrews was appointed as Chief Financial Officer on 4 November 2014.

[3]	Mr Phillip Hains was appointed as Company Secretary and retired from his role as Acting Chief Financial Officer on 4 November 2014.

[4]	Mr Richard Revenlins retired from his roles as Company Secretary and Chief Financial Officer on 4 November 2014.

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Prana Biotechnology Limited during the current or previous financial year.

Directors’ Report (continued…)

D. Employment Contracts of Directors and Key Management Personnel

The following Directors and Key Management Personnel were under contract at 30 June 2015:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days notice	* Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Group may terminate with 90 days notice	* Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Group may terminate with 30 days notice	* Bonus pro-rated only if termination occurs in 1st year

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Kathryn Andrews	Until termination by either party Signed 11 November 2014	Ms Andrews may terminate with 30 days notice Or Without Cause the Group may terminate with 30 days notice Or With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses * Permitted to keep and/or exercise options that have vested at the time of termination

Directors’ Report (continued…)

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms Angus may terminate with 30 days notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination

* Accrued entitlements including all unreimbursed business expenses

		Without Cause the Group may terminate with 120 days notice	* Pay remuneration entitlements 3 months from the time of termination (less any payout made for the notice period). The Group can elect to pay such sum as cash, equity in the Group or as a combination of both cash and equity

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Group may terminate without notice	* Accrued entitlements including all unreimbursed business expenses

* Permitted to keep and/or exercise options that have vested at the time of termination

Directors’ Report (continued…)

E. Key Management Personnel disclosure

Options and Rights Holdings

The number of options over ordinary shares in the Group held during the financial year by each Director of Prana Biotechnology Ltd and other Key Management Personnel of the Group, including their personally related parties, are set out below:

30 June 2015	Balance at start of the year	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of the year	Vested and exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof Ira Shoulson	-	-	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins*	500,000	-	-	(500,000)	-	-	-
Ms Dianne Angus	317,819	1,000,000	-	-	1,317,819	1,317,819	-
Mr Phillip Hains**	-	-	-	-	-	-	-
Ms Kathryn Andrews***	-	-	-	-	-	-	-
	8,817,819	1,000,000	-	(500,000)	9,317,819	9,317,819	-

*	Closing balance on termination as Company Secretary and Chief Financial Officer on 4 November 2014

**	Closing balance on termination as Acting Chief Financial Officer on 4 November 2014

***	Opening balance on appointment as Chief Financial Officer on 4 November 2014

Directors’ Report (continued…)

30 June 2014	Balance at start of the year	Granted as Compensation	Options Exercised	Net Change Other [1]	Balance at end of the year	Vested and exercisable	Unvested
	No.	No.	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	4,000,000	-	-	-	4,000,000	4,000,000	-
Mr Brian Meltzer	1,000,000	-	-	-	1,000,000	1,000,000	-
Dr George Mihaly	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Peter Marks	1,000,000	-	-	-	1,000,000	1,000,000	-
Mr Lawrence Gozlan	1,000,000	-	-	-	1,000,000	1,000,000	-
Prof Ira Shoulson*	-	-	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	1,000,000	-	(500,000)	-	500,000	500,000	-
Ms Dianne Angus	2,052,730	160,000	(868,547)	(1,026,364)	317,819	317,819	-
Mr Phillip Hains**	-	-	-	-	-	-	-
	11,052,730	160,000	(1,368,547)	(1,026,364)	8,817,819	8,817,819	-

*	Opening balance on appointment as a Director on 13 May 2014

**	Opening balance on appointment as Acting Chief Financial Officer on 1 May 2014

[1]	Net Change Other refers to options purchased or sold during the financial year

All vested options are exercisable at the end of the year.

Directors’ Report (continued…)

Shares provided on exercise of remuneration options

Details of ordinary shares in the Group provided as a result of the exercise of remuneration options to key management personnel of the group are set out below.

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended 30 June 2015.

30 June 2014	Date of exercise of	Ordinary shares issued on exercise of options during the year	Value at exercise date*
Name	options	No.	$
Other Key Management Personnel
Mr Richard Revelins	25-Nov-13	200,000	38,000
Mr Richard Revelins	20-Dec-13	100,000	45,000
Mr Richard Revelins	11-Mar-14	200,000	166,000
Ms Dianne Angus	04-Nov-13	722,419	317,864
Ms Dianne Angus	11-Mar-14	146,128	147,589
		1,368,547	714,453

*	The value at the exercise date of options that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at that date.

Shareholdings

The number of shares in the Group held during the financial year by each Director of Prana Biotechnology Limited and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other	Balance at the end of the year
30 June 2015	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler [1]	17,811,000	-	-	200,000	18,011,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Prof Ira Shoulson	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins*	20,308	-	-	(20,308)	-
Ms Dianne Angus	146,128	-	-	-	146,128
Mr Phillip Hains**	211,800	-	-	(211,800)	-
Ms Kathryn Andrews***	-	-	-	-	-
	18,785,679	-	-	(32,108)	18,753,571

*	Closing balance on termination as Company Secretary and Chief Financial Officer on 4 November 2014

**	Closing balance on termination as Acting Chief Financial Officer on 4 November 2014

***	Opening balance on appointment as Chief Financial Officer on 4 November 2014

[1]	Net Change other refers to shares purchased or sold during the financial year

Directors’ Report (continued…)

	Balance at the start of the year	Received as Compensation	Options Exercised	Net Change Other [1]	Balance at the end of the year
30 June 2014	No.	No.	No.	No.	No.
Directors
Mr Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Mr Brian Meltzer	326,666	-	-	-	326,666
Dr George Mihaly	226,666	-	-	-	226,666
Mr Peter Marks	43,111	-	-	-	43,111
Mr Lawrence Gozlan	-	-	-	-	-
Prof Ira Shoulson*	-	-	-	-	-
Other Key Management Personnel
Mr Richard Revelins	20,308	-	500,000	(500,000)	20,308
Ms Dianne Angus	-	-	868,547	(722,419)	146,128
Mr Phillip Hains**	211,800	-	-	-	211,800
	18,639,551	-	1,368,547	(1,222,419)	18,785,679

*	Opening balance on appointment as a Director on 13 May 2014

**	Opening balance on appointment as Acting Chief Financial Officer on 1 May 2014

[1]	Net Change other refers to shares purchased or sold during the financial year

Loans to Key Management Personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with Key Management Personnel

There were no further transactions with Key Management Personnel not disclosed above.

F. Additional Information

Details of Remuneration: Cash Bonuses and Options

During the year Mr Geoffrey Kempler received a $100,000 cash bonus. This was previously awarded during the 2008 financial year, but Mr Kempler had elected not to receive the bonus at that time.

No other cash bonuses were paid or have been forfeited in the current or previous financial year.

Directors’ Report (continued…)

The following table provides the percentage of the available grant of share options that was paid or that vested in the financial year and the percentage that was forfeited.

Directors	Year Granted	Vested %	Forfeited %	Financial years in which options may vest	Minimum total value of grant yet to vest $	Total value of grant yet to vest $
Mr Geoffrey Kempler	2013	100%	-	-	-	-
Mr Brian Meltzer	2013	100%	-	-	-	-
Dr George Mihaly	2013	100%	-	-	-	-
Mr Peter Marks	2013	100%	-	-	-	-
Mr Lawrence Gozlan	2013	100%	-	-	-	-
Key Management Personnel
Ms Kathryn Andrews	-	-	-	-	-	-
Ms Dianne Angus	2012, 2014 & 2015	100%	-	-	-	-
Mr Phillip Hains	-	-	-	-	-	-
Mr Richard Revelins	2013	100%	-	-	-	-

End of Remuneration Report

Meetings of Directors

The following table sets out the number of Directors' Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director.

During the financial year 20 Board Meetings, 13 Audit Committee Meetings, 0 Nomination Committee Meetings and 6 Remuneration Committee Meetings were held.

Directors	Board Meetings		Committee Meetings
			Audit Committee		Nomination Committee		Remuneration Committee
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended

Mr Geoffrey Kempler	20	20	-	-	-	-	-	-
Mr Brian Meltzer	20	20	13	13	-	-	6	6
Dr George Mihaly	20	19	13	13	-	-	6	6
Mr Peter Marks	20	19	13	13	-	-	-	-
Mr Lawrence Gozlan	20	20	-	-	-	-	-	-
Prof. Ira Shoulson [1]	20	20	-	-	-	-	-	-

Directors’ Report (continued…)

Indemnifying Directors and Officers

During the financial year the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share Options/Warrants on Issue at 30 June 2015

As at 30 June 2015 the unissued ordinary shares of Prana Biotechnology Ltd under options/warrants were as follows:

Date of expiry	Exercise price ($)	Number under option/warrant
24-Feb-16	0.17	612,397
20-Mar-17	0.25	1,119,519
13-Dec-17	0.33	8,500,000
6-Apr-18	0.03	1,200,000
25-Jun-18	0.37	1,649,573
4-Aug-18	0.66	306,490
1-Oct-18	0.66	360,000
2-Oct-18	0.34	1,000,000
24-Oct-18	0.61	200,000
3-Nov-18	0.73	360,000
11-Dec-18	1.04	1,200,000
5-Feb-19	1.12	100,000
18-Feb-20	0.26	2,000,000
25-May-20	0.27	1,400,000
		20,007,979

Shares Issued as a Result of the Exercise of Options/Warrants

During the year ended 30 June 2015 the following ordinary shares of Prana Biotechnology Ltd were issued as a result of the exercise of options.

Exercise Date	Amount Paid ($) per Share	Number of Shares Issued
21-Jul-14	0.00	180,000
		180,000

Since 30 June 2015, there have been no ordinary shares of Prana Biotechnology Ltd issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the 2015 financial year. The amount paid per share is the same as the exercise price.

Proceedings on Behalf of Group

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Directors’ Report (continued…)

Non-audit Services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Group are important.

During the year ended 30 June 2015 the Group did not engage the external auditor to provide non-audit services.

Auditor’s Independence Declaration

The lead auditor’s independence declaration as required under section 307C of the Corporations Act 2001 for the year ended 30 June 2015 has been received and can be found on page 59.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 26th Day of August 2015

Corporate Governance Statement

The Group is committed to implementing the highest standards of corporate governance. In determining what those standards should involve, the Group has considered the ASX Corporate Governance Council's ('the Council') Corporate Governance Principles and Recommendations 3rd Edition (“ASX Recommendations”).

A review of the Group's Corporate Governance Framework is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors ('the Board') continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Group and its subsidiaries.

Unless otherwise stated, all Policies and Charters meet the Council's Corporate Governance Principles and Recommendations and have been in effect for the full reporting period. All Policies and Charters are available from the Group or on its website at www.pranabio.com.

Principle 1: Lay solid foundations for management and oversight

1.1 Role of the Board and Management

The Board's role is to govern the Group rather than to manage it. In governing the Group, the Directors must act in the best interests of the Group as a whole. It is the role of senior management to manage the Group in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

In carrying out its governance role, the main task of the Board is to drive the performance of the Group. The Board must also ensure that the Group complies with all of its contractual, statutory and any other legal obligations, including the requirements of any regulatory body. The Board has the final responsibility for the successful operations of the Group.

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Group. It is required to do all things that may be necessary to be done in order to carry out the objective of the Group.

Full details of the Board's role and responsibilities are contained in the Board Charter, a copy of which is available for inspection at the Group's registered office or on its website at www.pranabio.com.

The Board's responsibilities are detailed in its Board Charter and cover the following broad categories:

1.	Leadership of the organisation

2.	Strategy formulation

3.	Overseeing planning activities

4.	Shareholder liaison

5.	Monitoring, compliance and risk management

6.	Group finances

7.	Human resources

8.	Ensuring the health, safety and well-being of Directors, Officers, Employees and Contractors

9.	Delegation of authority

10.	Remuneration policy

11.	Nomination policy

1.2 Board Appointments

The Group undertakes comprehensive reference checks prior to appointing a director, or putting that person forward as a candidate to ensure that person is competent, experienced, and would not be impaired in any way from undertaking the duties of director. The Group provides relevant information to shareholders for their consideration about the attributes of candidates together with whether the Board supports the appointment or re-election.

Corporate Governance Statement (continued…)

The terms of the appointment of a non-executive director, executive directors and senior executives are agreed upon and set out in writing at the time of appointment.

1.3 The Company Secretary

The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board, including agendas, Board papers and minutes, advising the Board and its Committees (as applicable) on governance matters, monitoring that the Board and Committee policies and procedures are followed, communication with regulatory bodies and the ASX and statutory and other filings.

1.4 Diversity

The Group is committed to increasing diversity amongst its employees, and not just in the area of gender diversity. Our workforce is employed based on the right person for the job regardless of their gender, age, nationality, race, religious beliefs, cultural background, sexuality or physical ability or appearance.

Executive and Board positions are filled by the best candidates available without discrimination. The Group is committed to increasing gender diversity within these positions when appropriate appointments become available. The Group is also committed to identifying suitable persons within the organisation, and where appropriate opportunities exist, advance diversity to support the promotion of talented employees into management positions.

The Group has not set any gender specific diversity objectives as it believes that multicultural diversity and other diversity factors are as equally important within its organisation.

The following table demonstrates the Group's gender diversity as at 30 June 2015:

	Number of Males	Number of Females
Directors	6	-
Key Management Personnel	1	2
Other Group Employees	4	8

1.5 Performance Evaluation

The Board undertakes an annual evaluation of Board and Director performance. All senior executives of the Group are subject to an annual performance evaluation. During the reporting period the Board and individual performance evaluations were conducted. This provided feedback and evaluation for future development.

Further information on policies and procedures established to evaluate the performance of the Board are set out in the Director's Report under the section headed 'Remuneration Report' on pages 33 to 47.

1.6 Independent Professional Advice

Directors collectively or individually have the right to seek independent professional advice at the Group's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

Corporate Governance Statement (continued…)

Principle 2: Structure the Board to add value.

2.1 Nomination of New Directors

The Group has a Nomination Committee whose current members and their qualifications, are detailed in the Directors' Profiles on pages 28 to 32. Details of attendance of the members of the Nomination Committee are contained on page 47.

The role of the Nominations Committee is to determine the director nominees for ideal candidates, to identify and recommend candidates to fill vacancies occurring between annual shareholder meetings.

The Nomination Committee consists of three Independent Non-Executive Directors. The current members of the Nomination Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pages 28 to 32.

The Board has a skills matrix covering the competencies and experience of each member. When the need for a new director is identified, the required experience and competencies of the new director are defined in the context of this matrix and any gaps that may exist.

2.2 Board composition

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and being of value to the Group.

The names of the Directors, their independence under the ASX Recommendations, qualifications and experience are stated in the Directors' Profiles on pages 28 to 32 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

•	Directors having the appropriate skills, experience and contacts within the Group's industry;

•	the Group striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations;

•	some significant parties within whom the Group has contractual arrangements being represented on the Board during the early years of the development of the Group; and

•	some major Shareholders being represented on the Board.

A majority of Directors of the Group are classified as being 'Independent'. However, at this critical stage in the Group's development, the Board believes that the most appropriate person for the position of Chairman is the Chief Executive Officer of the Group. The Board believes having a majority of Independent Non-Executive Directors effectively negates any perceived lack of independence at Board level arising as result of having the Chairman and Chief Executive Officer roles exercised

2.3 Conflicts of Interest

Where any Director has material personal interest in a matter and, in accordance with the Australian Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

Directors must:

•	disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Directors and the interests of any other parties in carrying out the activities of the Group; and

•	if requested by the Board, take reasonable steps to remove any conflict of interest.

Corporate Governance Statement (continued…)

If a Director cannot or is unwilling to remove a conflict of interest then the Director must, as per the Corporations Act, absent himself or herself from the room when discussion and/or voting occurs on matters about which the conflict relates.

2.4 Induction of New Directors, Ongoing Development and Commitments

An induction program has been established for new Directors, in which they are given a full briefing on the Group.

Information conveyed to new Directors includes:

•	details of the roles and responsibilities of a Director;

•	formal policies on Director appointment as well as conduct and contribution expectations;

•	details of all relevant legal requirements;

•	a copy of the Board Charter;

•	guidelines on how the Board processes function;

•	details of past, recent and likely future developments relating to the Board including anticipated regulatory changes;

•	background information on and contact information for key people in the organisation including an outline of their roles and capabilities;

•	a synopsis of the current strategic direction of the Group, including a copy of the current strategic plan and annual budget;

•	an analysis of the Group; and

•	a copy of the Constitution of the Group

New Directors are issued with a formal Letter of Appointment that sets out the key terms and conditions of their appointment, including Director's duties, rights and responsibilities, the time commitment envisaged, and the Board's expectations regarding involvement with any Committee work.

During the year, all Directors have full access to all Group records and receive Financial and Operational Reports at each Board Meeting.

In order to achieve continuing improvement in Board performance, all Directors are encouraged to undergo continual professional development.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a Director of the Group.

Principle 3: Act ethically and responsibly

3.1 Code of Conduct

To assist the Board to carry out its functions, the Group has adopted and implements a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders. The code governs the conduct of all directors, officers, employees and agents of the Group in the performance of their roles and is administered by the Group's Audit Committee.

The Board acknowledges the legitimate interests of various stakeholders such as employees, clients, customers, government authorities, creditors and the community as a whole. As a good corporate citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its Code of Conduct. This code includes the following:

Corporate Governance Statement (continued…)

3.1.1 Responsibilities to Shareholders and the Financial Community

The Group complies with the spirit as well as the letter of all laws and regulations that govern shareholders' rights. The Group has processes in place designed to ensure the truthful and factual presentation of the Group's financial position and prepares and maintains its accounts fairly and accurately in accordance with the generally accepted accounting and financial reporting standards.

3.1.2 Employment Practices

The Group endeavours to provide a safe workplace in which there is equal opportunity for all employees at all levels of the Group. The Group does not tolerate the offering or acceptance of bribes or the misuse of Group assets or resources.

3.1.3 Obligations Relative to Fair Trading and Dealing

The Group aims to conduct its business fairly and to compete ethically and in accordance with relevant competition laws and strives to deal fairly with the Group's customers, suppliers and competitors and encourages its employees to strive to do the same.

3.1.4 Responsibilities to the Community and to Individuals

As part of the community the Group is committed to conducting its business in accordance with applicable environmental laws and regulations and supports community charities.

The Group is committed to keeping private information from employees, clients, customers, consumers and investors confidential and protected from uses other than those for which it was provided.

3.1.5 Conflicts of Interest

Directors and employees must avoid conflicts as well as the appearance of conflicts between personal interests and the interests of the Group.

3.1.6 How the Group Complies with Legislation Affecting its Operations

Within Australia, the Group strives to comply with the spirit and the letter of all legislation affecting its operations. Outside Australia, the Group will abide by local laws in all countries in which it operates. Where those laws are not as stringent as the Group's operating policies, particularly in relation to the environment, workplace practices, intellectual property and the giving of "gifts", Group policy will prevail.

3.1.7 How the Group Monitors and Ensures Compliance with its Code

The Board, management and all employees of the Group are committed to implementing this Code of Conduct and each individual is accountable for such compliance. Disciplinary measures may be imposed for violating the Code.

3.2 Share Trading Policy

The Group has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Group. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Group are aware of the legal restrictions on trading in Group securities while in possession of unpublished price-sensitive information.

Unpublished price-sensitive information is information regarding the Group, of which the market is not aware, that a reasonable person would expect to have a material effect on the price or value of the Group's securities.

Corporate Governance Statement (continued…)

Principle 4: Safeguard integrity in corporate reporting

4.1 Audit Committee

The Group has a duly constituted Audit Committee.

Below is a summary of the role, composition and responsibilities of the Audit Committee. Further details are contained in the Audit Committee's Charter, which is available from the Group or on its website at www.pranabio.com.

4.1.1 Role

The Audit Committee is responsible for assisting the Board of Directors in overseeing the:

•	Integrity of the Group's financial statements;

•	Independent auditor's qualifications, independence and performance;

•	Group's financial reporting processes and accounting policies;

•	Performance of the Group's internal audit function; and

•	Group's compliance with legal and regulatory requirements.

4.1.2 Composition

The Audit Committee consists of three Independent Non-Executive Directors. The current members of the Audit Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 28 to 32.

The Audit Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit Committee are contained on page 47.

4.1.3 Responsibilities

The Audit Committee reviews the audited annual and half-yearly financial statements and any reports which accompany published financial statements before submission to the Board and recommends their approval.

The Audit Committee also recommends to the Board the appointment of the external auditor each year, reviews the appointment of the external auditor, their independence, the audit fee and any questions of resignation or dismissal.

The Audit Committee is also responsible for establishing policies on risk oversight and management.

4.2 CEO and CFO Declarations

The CEO and CFO have provided the Board with a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

4.3 External Auditor

The Group’s external auditor attends each annual general meeting and is available to answer any questions with regard to the conduct of the audit and their report.

Prior approval of the Board must be gained for non-audit work to be performed by the external auditor. There are qualitative limits on this non-audit work to ensure that the independence of the auditor is maintained.

There is also a requirement that the audit partner responsible for the audit not perform in that role for more than five years.

Corporate Governance Statement (continued…)

Principle 5: Making timely and balanced disclosure.

5.1 Continuous Disclosure

The Group has procedures in place to ensure that the market is properly informed of matters which may have a material impact on the price at which the company securities are traded and that information disclosed is factual and presented in a clear and balanced way.

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Group immediately notifies the ASX of information concerning the Group:

1.	that a reasonable person would or may expect to have a material effect on the price or value of the Group's securities; and

2.	that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Group's securities.

The Group also posts all information disclosed in accordance with this policy on the Group's website in an area accessible by the public.

Principle 6: Respect the rights of shareholders

6.1 Shareholder Communication

The Group respects the rights of its shareholders, and to facilitate the effective exercise of the rights, the Group is committed to:

1.	communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Group;

2.	giving Shareholders ready access to balanced and understandable information about the Group and Corporate Proposals;

3.	making it easy for Shareholders to participate in General Meetings of the Group; and

4.	requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any Shareholder wishing to make inquiries of the Group is advised to contact the registered office. All public announcements made by the Group can be obtained from the ASX's website www.asx.com.au.

Information is communicated to shareholders through:

•	the annual report which is published on the Group's website and distributed to shareholders where specifically requested;

•	the Appendix 4D which is published on the Group's website and distributed to shareholders where specifically requested, containing summarised financial information and a review of the operations during the period since the annual report; and

•	other correspondence regarding matters impacting on shareholders as required.

Shareholders may elect to, and are encouraged to, receive communications from the Group and its share registry electronically.

Corporate Governance Statement (continued…)

Principle 7: Recognise and managing risk.

7.1 Risk Management

The Board is committed to the identification, assessment and management of risk throughout the Group’s business activities.

The Audit Committee has established a policy for risk oversight and management within the Group which is periodically reviewed and updated. In accordance with this policy, management periodically reports to the Board on the management of material business risks and whether those risks are being managed effectively. Management reports to the Board on risk management through regular operations reports, and via direct and timely communication to the Board where and when applicable.

The Groups recognises that risk management is an essential element of good corporate governance and fundamental in achieving its strategic and operational objectives. Risk management improves decision-making, defines opportunities and mitigates material events that may impact security holder value.

The Board reviews the Group’s risk management framework periodically to satisfy itself that it continues to be sound. The Group faces risks inherent to its business, including economic risks, which may materially impact the Group’s ability to create or preserve value for security holders over the short, medium or long term. The Group has in place policies and procedures to help manage these risks. The Board does not consider that the Group currently has any material exposure to environmental or social sustainability risks.

7.2 Internal Auditor

The Board has appointed ShineWing Australia to provide internal risk audit services. The internal audit function is independent of the external audit function and  provides objective assurance on the effectiveness of risk management, internal control and governance processes. The independent internal audit function has a direct reporting line to the Audit Committee and has free access to Group management and employees. Following a review of the risks facing the Group, an Internal Audit Plan is prepared by ShineWing Australia and endorsed by the Audit Committee and the Board. An internal audit is conducted biannually.

Principle 8: Remunerate fairly and responsibly.

8.1 Remuneration Committee

8.1.1 Role

The role of the Remuneration Committee is to oversee and make recommendations to the Board with respect to the compensation of the Group's Directors including the CEO; and to oversee and advise the Board on the adoption of policies that govern the Group's compensation programs, including share and American Depository Receipts ('ADRs') option plans and other employee benefit plans. The Remuneration Committee is responsible for the administration of the Group's share and ADRs option plans and any other employee benefit plans.

Corporate Governance Statement (continued…)

8.1.2 Composition

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Information on Directors on pages 28 to 32. The Remuneration Committee consists of two independent Non-Executive Directors. Given the current size of the Group, the Board believes a Remuneration Committee consisting of two members is sufficient to enable the committee to discharge its mandate effectively.

The Remuneration Committee holds a minimum of two meetings a year. Details of meetings held during the year and attendance of the members of the Remuneration Committee are contained on page 47.

The Group also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. This Committee is a sub-committee of the Remuneration Committee.

8.1.3 Responsibilities

The Group has adopted a Remuneration Committee to administer the Group's remuneration policy. The Committee is responsible for:

•	setting the remuneration and conditions of service for all Executive and Non-Executive Directors, Officers and Employees of the Group;

•	approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;

•	reviewing performance hurdles associated with incentive plans;

•	making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by shareholders at General Meetings from time to time;

•	consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;

•	succession planning for the CEO and Senior Executive Officers; and

•	performance assessment of the CEO and Senior Executives Officers.

8.2 Remuneration Policy

Current remuneration is disclosed in the Remuneration Report contained in the Directors' Report on pages 33 to 47 and in note 6 on page 86.

Shareholders are invited to vote on the adoption of the report at the Group's Annual General Meeting.

8.2.1 Senior Executive Remuneration Policy

The Group is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or options may also be granted based on an individual's performance, with those granted to Directors subject to Shareholder approval.

Participants in an equity based remuneration scheme are prohibited from entering into any transaction that would have the effect of hedging or otherwise transferring the risk of any fluctuation in the value of any unvested entitlement in company securities to any other person.

8.2.2 Non-Executive Director Remuneration Policy

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors may be entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Group without prior Shareholder approval.

Auditors’ Independence Declaration

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Prana Biotechnology Limited for the year ended 30 June 2015, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
26 August 2015

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Annual Financial Report

For the year ended 30 June 2015

Statement of Profit or Loss and Other Comprehensive Income
For the year ended 30 June 2015

		Consolidated Entity
		2015	2014
	Note	$	$

Revenue from ordinary activities	3	176,842	363,775
Other income	3	6,317,438	7,845,396

Intellectual property expenses	4	(257,299)	(477,079)
Auditor and accounting expenses	4	(416,271)	(342,609)
Research and development expenses	4	(12,298,167)	(14,908,098)
Corporate personnel expenses	4	(2,344,337)	(2,059,642)
Depreciation expenses	4	(31,587)	(22,384)
Other expenses	4	(1,626,076)	(2,142,179)
Interest Expense	4	-	(29,978)
Travel expenses	4	(125,532)	(421,013)
Public relations and marketing expenses	4	(87,851)	(358,597)
Foreign exchange gain (loss)	4	4,721,449	(746,593)
Gain (loss) on fair valuation of financial liabilities	4	86,322	(30,238)
Loss before income tax expense		(5,885,069)	(13,329,239)
Income Tax Expense	5	-	-
Loss for the period		(5,885,069)	(13,329,239)
Other comprehensive income		-	-
Total comprehensive loss for the year		(5,885,069)	(13,329,239)

Loss per share attributable to the ordinary equity holders of the Group:		Cents	Cents
Basic loss per share (cents per share)	8a	(1.17)	(3.11)
Diluted loss per share (cents per share)	8b	(1.17)	(3.11)

The accompanying notes form part of these financial statements.

Statement of Financial Position
As at 30 June 2015

		Consolidated Entity
		2015	2014
	Note	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9	34,909,574	34,167,018
Trade and other receivables	10	6,521,154	7,285,409
Other current assets	12	313,465	96,883
TOTAL CURRENT ASSETS		41,744,193	41,549,310

NON-CURRENT ASSETS
Plant and equipment	11	44,727	47,557
Other non-current assets	12	45,462	43,988
TOTAL NON-CURRENT ASSETS		90,189	91,545
TOTAL ASSETS		41,834,382	41,640,855

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	13	2,152,015	3,358,358
Other financial liabilities	14	12,076	98,398
Provisions	15	554,615	494,784
TOTAL CURRENT LIABILITIES		2,718,706	3,951,540

NON-CURRENT LIABILITIES
Provisions	15	2,412	3,028
TOTAL NON-CURRENT LIABILITIES		2,412	3,028
TOTAL LIABILITIES		2,721,118	3,954,568
NET ASSETS		39,113,264	37,686,287

EQUITY
Issued capital	16	146,895,714	140,009,415
Reserves	18	9,363,181	8,937,434
Accumulated losses	17	(117,145,631)	(111,260,562)
TOTAL EQUITY		39,113,264	37,686,287

The accompanying notes form part of these financial statements.

Statement of Changes in Equity
For the year ended 30 June 2015

		Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	Note	$	$	$	$
Balance at 30 June 2013		101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Shares issued gross of costs	16	32,410,149	-	-	32,410,149
Options exercised	16 & 18	7,535,324	(2,582,399)	-	4,952,925
Options issued	18	-	992,908	-	992,908
Equity to be issued	16	24,200	-	-	24,200
Transaction costs	16	(1,339,369)	-	-	(1,339,369)
		38,630,304	(1,589,491)	-	37,040,813
Loss for the year	17	-	-	(13,329,239)	(13,329,239)
Total comprehensive income for the year		-	-	(13,329,239)	(13,329,239)
Balance at 30 June 2014		140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Shares issued gross of costs	16	7,129,242	-	-	7,129,242
Options exercised	16 & 18	25,488	(25,488)	-	-
Options issued	18	-	451,235	-	451,235
Equity to be issued	16	16,500	-	-	16,500
Transaction costs	16	(284,931)	-	-	(284,931)
		6,886,299	425,747	-	7,312,046
Loss for the year	17	-	-	(5,885,069)	(5,885,069)
Total comprehensive income for the year		-	-	(5,885,069)	(5,885,069)
Balance at 30 June 2015		146,895,714	9,363,181	(117,145,631)	39,113,264

The accompanying notes form part of these financial statements.

Cash Flow Statement
For the year ended 30 June 2015

		Consolidated Entity
		2015	2014
	Note	$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(18,124,103)	(18,011,310)
Interest received		216,317	377,587
Grants received		228,541	2,500
R&D tax refund		6,808,171	4,095,000
NET OPERATING CASH FLOWS	22a	(10,871,074)	(13,536,223)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for purchases of plant and equipment		(28,757)	(23,048)
Payment for payroll and rental security deposit		(154,077)	-
NET INVESTING CASH FLOWS		(182,834)	(23,048)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		7,128,142	37,110,325
Transaction costs relating to equity issuances		(284,931)	(1,339,369)
Repayment of borrowings		-	(810,164)
NET FINANCING CASH FLOWS		6,843,211	34,960,792
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(4,210,697)	21,401,521
Cash and cash equivalents at the beginning of the year		34,167,018	13,346,760
Effects of exchange rate changes on cash and cash equivalents		4,953,253	(581,263)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	9	34,909,574	34,167,018

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

For the year ended 30 June 2015

Note 1. Statement of Significant Accounting Policies

The financial report of Prana Biotechnology Limited for the year ended 30 June 2015 was authorised for issue in accordance with a resolution of the Directors on 26 August 2015.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Prana Biotechnology Limited and its subsidiaries.

Statement of Compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian accounting standards and other authoritative pronouncements from the Australian Accounting Standards Board. The consolidated financial statements of the Group also complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB).

Basis of Preparation

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2015 and the comparative information presented in these financial statements for the year ended 30 June 2014. Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. For the year ended 30 June 2015, the Group incurred an operating loss of A$5.9 million (2014: Loss: A$13.3 million) and an operating cash outflow of A$10.9 million (2014: A$13.5 million). As at year end the net assets of the Group stood at A$39.1 million (2014: A$37.7 million) and the cash position has increased to A$34.9 million from A$34.2 million at 30 June 2014.

Notes to the Financial Statements (continued…)

Cash on hand at 30 June 2015 are considered sufficient to meet the Group's forecast cash outflows for at least 12 months from the date of this report. While there is uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Group had an existing "at the market” (ATM) facility through which it could raise additional funds of up to US$50.0 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. As at the date of this report the Group sold 4.5 million of its ADRs for aggregate gross proceeds of approximately A$7.1 million (US$5.5 million). In prior reporting periods, the Group has raised A$39.4 million (US$37.0 million) under a previous ATM facility.

•	The Group has on issue a total of 20.01 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at 30 June 2015 in the amount of A$6.5 million from the Australian Taxation Office in respect of its 2015 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended 30 June 2016.

On this basis, the Directors are satisfied that the Group is a going concern at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 30 June 2015.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 45%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 45% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 30 June 2015 the Group has recorded an item in other income of A$6.1 million (2014: A$7.18 million) to recognise this amount which relates to this period.

Notes to the Financial Statements (continued…)

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Refer to note 23 for more details.

Accounting Policies

The following is a summary of the material accounting policies adopted by the Group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prana Biotechnology Limited as at 30 June 2015 and the results of all subsidiaries for the year then ended. Prana Biotechnology and its subsidiaries together are referred to in this financial report as the Group.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer's Disease, Huntington disease and other neurodegenerative disorders.

(c)	Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Notes to the Financial Statements (continued…)

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss and Other Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilised, given the nature of the Group's business (research and development) and its history of losses.

(d)	Plant and Equipment

Plant and equipment is measured at historical cost less accumulated depreciation and impairment.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss and Other Comprehensive Income during the reporting period in which they are incurred.

Depreciation

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Notes to the Financial Statements (continued…)

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate
Furniture & fittings	5-33%
Computer equipment	33%
Plant & equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(e)	Leases

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Group as leasee are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(f)	Financial Instruments

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation ('AASB 132'), options and warrants issued for other than goods and services that are exercisable in a currency other than the functional currency of the Group and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (r) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are re-valued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

(g)	Impairment of Assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Notes to the Financial Statements (continued…)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the Statement of Profit or Loss and Other Comprehensive Income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the Statement of Profit or Loss and Other Comprehensive Income immediately.

(h)	Intangible assets

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives from the point at which the asset is ready for use.

(i)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Prana Biotechnology Limited's functional and presentation currency.

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction (spot rates). Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Notes to the Financial Statements (continued…)

Exchange differences are recognised in the Statement of Profit or Loss and Other Comprehensive Income in the period in which they arise except for exchange difference on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Controlled entities

The results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Statement of Financial Position,

•	income and expenses for each Statement of Profit or Loss and Other Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

(j)	Employee Benefits

Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the Statement of Financial Position. The obligations are presented as current liabilities in the Statement of Financial Position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Other long-term obligations

The liability for long service leave is not expected to be settled wholly within twelve months after the end of the period in which the employees render the related service. The liability is therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bond rates with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

Notes to the Financial Statements (continued…)

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably estimated.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(l)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(m)	Revenue from ordinary activities

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(n)	Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(o)	Goods and Services Tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Statement of Financial Position are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Notes to the Financial Statements (continued…)

(p)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair values and subsequently measure at amortised cost using the effective interest method.

(q)	Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

(r)	Share-Based Payments

Equity-based compensation benefits are provided to directors, employees and consultants via the 2004 Australian Employee, Directors and Consultants Share and Option Plan & the 2004 US Employee, Directors and Consultants Share and Option Plan. Information relating to these plans is set out in note 23.

The fair value of options granted under the 2004 Australian & US Employee, Directors and Consultants Share and Option Plan is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The expected price volatility is based on historical volatility, going back the number of years based on the life of the option.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

(s)	Loss per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(t)	Share Capital

Ordinary share capital is recognised as equity at the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

Notes to the Financial Statements (continued…)

(u)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

(v)	Changes to comparative figures

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

(w)	Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(x)	New, revised or amending accounting standards and interpretations

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The following amending Standards and interpretations have been adopted from 1 July 2014. Adoption of these Standards and interpretations did not have any effect on the finanical position or performance of the Group:

Reference	Title	Summary
AASB 2013-2	Offsetting Financial Assets and Financial Liabilities	The amendments clarify the offsetting rules in AASB 132 Financial Instruments: Presentation and explain when offsetting can be applied. In particular, they clarify that the right of set-off must be available today (ie not contingent on a future event) and must be legally enforceable in the normal course of business as well as in the event of default, insolvency or bankruptcy.

Notes to the Financial Statements (continued…)

Reference	Title	Summary
AASB 2013-3 Amendments toAASB 136 – Recoverable Amount Disclosures for Non-Financial Assets AASB 2013-6 Amendments to AASB 136 arising from Reduced Disclosure Requirements

The AASB has made amendments to the disclosures required by AASB 136 Impairment of Assets which:

•     remove the requirement to disclose the recoverable amount of all cash generating units (CGU) that contain goodwill or identifiable assets with indefinite lives if there has been no impairment; this disclosure was introduced with AASB 13 and will become applicable from 1 January 2013 unless the entity adopts the amendments made by AASB 2013-3 early

•     require disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognised or reversed

•     require detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognised or reversed.

	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting	The AASB has made a limited scope amendment to AASB 139 Financial Instruments: Recognition and measurement. AASB 139 requires an entity to stop hedge accounting when a novation (replacement of one party of the derivative contract with a new party) occurs, because the original hedging instrument envisaged in the hedge documentation has changed. The amendment allows the continuation of hedge accounting provided specific conditions are met. It will be beneficial to entities applying hedge accounting that are subject to mandatory novation of ‘over the counter’ derivatives.

Notes to the Financial Statements (continued…)

Reference	Title	Summary
AASB 2014-1 Part A: Annual improvements 2010-2012 and 2011-2013 cycles

In June 2014, the AASB has made the following amendments:

•     AASB 1 – confirms that first-time adopters of AASs can adopt standards that are not yet mandatory, but do not have to do so

•     AASB 2 – clarifies the definition of ‘vesting condition’ and now distinguishes between ‘performance condition’ and ‘service condition’

•     AASB 3 – clarifies that an obligation to pay contingent consideration is classified as financial liability or equity under the principles in AASB 132 and that all non-equity contingent consideration (financial and non-financial) is measured at fair value at each reporting date.

•     AASB 3 – clarifies that AASB 3 does not apply to the accounting for the formation of any joint arrangement

•     AASB 8 – requires disclosure of the judgements made by management in aggregating operating segments and clarifies that a reconciliation of segment assets must only be disclosed if segment assets are reported.

•     AASB 13 confirms that short-term receivables and payables can continue to be measured at invoice amounts if the impact of discounting is immaterial.

•     AASB 13 – clarifies that the portfolio exception in AASB 13 (measuring the fair value of a group of financial assets and financial liabilities on a net basis) applies to all contracts within the scope of AASB 139 or AASB 9

•     AASB 116 and AASB 138 – clarifies how the gross carrying amount and accumulated depreciation are treated where an entity measures its assets at revalued amounts

•     AASB 124 – where an entity receives management personnel services from a third party (a management entity), the fees paid for those services must be disclosed by the reporting entity, but not the compensation paid by the management entity to its employees or directors.

•     AASB 140 – clarifies that AASB 140 and AASB 3 are not mutually exclusive when distinguishing between investment property and owner-occupied property and determining whether the acquisition of an investment property is a business combination.

	AASB 2014-1 Part B Defined Benefit Plans: Employee Contributions (Amendments to AASB 119)	The amendments clarify the accounting for defined benefit plans that require employees or third parties to contribute towards the cost of the benefits. Under the previous version of AASB 119, most entities deducted the contributions from the cost of the benefits earned in the year the contributions were paid. However, the treatment under the 2011 revised standard was not so clear. It could be quite complex to apply, as it requires an estimation of the future contributions receivable and an allocation over future service periods. To provide relief, changes were made to AASB 119. These allow contributions that are linked to service, but that do not vary with the length of employee service (eg a fixed % of salary), to be deducted from the cost of benefits earned in the period that the service is provided. Therefore many entities will be able to (but not be required) continue accounting for employee contributions using their existing accounting policy.

Notes to the Financial Statements (continued…)

Reference	Title	Summary
	AASB 2014-2 Amendments to AASB 1053 – Transition to and between Tiers and related Tier 2 Disclosure Requirements	Tier 2 entities that did not previously comply with all of the recognition and measurement requirements of the accounting standards may apply the principles in AASB 108 (full retrospective restatement) rather than those in AASB 1 when they report under the tier 2 reporting requirements for the first time, or resume reporting under tier 2.

ASX Corporate Governance Principles and Recommendations

The ASX has released the third edition of its Corporate Governance Principles and Recommendations. The main changes are:

•     There is a greater focus on risk management, including risk committees, the internal audit function and exposure to environmental and sustainability risk.

•     Certain recommendations have been revised to allow entities to demonstrate their compliance with the spirit of the recommendation through alternative governance practices instead of the previous “if not, why not’ approach’.

•     Entities will be able to post the corporate governance statement on their web site instead of including it in the annual report.

•     Entities must lodge a statement with the ASX confirming their compliance with the corporate governance requirements of the Listing Rules.

•     Listed entities are expected to regularly assess the independence of directors with a tenure of more than 10 years.

•     There is more guidance on effective gender diversity policies. The updated Principles and Recommendations will apply to listed entities from 1 July 2014. Refer to the commentary for the Corporate Governance Statement for further information.

Other than the amended accounting standards listed above, all other accounting standards adopted by the Group are consistent with the most recent Annual Report for the year ended 30 June 2014.

The following Australian Accounting Standards and Interpretations have recently been issued or amended but are not yet effective and therefore have not been adopted by the Group for the annual reporting period ended 30 June 2015. The Group does not expect to apply any of the below standards early.

Notes to the Financial Statements (continued…)

Reference	Title	Summary	Application date of standard	Impact on financial report
AASB 9

AASB 9 Financial Instruments AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) AASB 2012-6 Amendments to Australian Accounting Standards – Mandatory Effective Date of AASB 9 and Transition Disclosures AASB 2013-9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments AASB 2014-1 Amendments to Australian Accounting Standard:

Part E: Financial Instruments

AASB 2014-7 Amendments to

Australian Accounting Standards

arising from AASB 9 (December

2014)

AASB 2014-8 Amendments to

Australian Accounting Standards

arising from AASB 9 (December

2014) – Application of AASB 9

(December 2009) and AASB 9

(December 2010)

AASB 9 replaces the multiple classification and measurement models in AASB 139 Financial instruments: Recognition and measurement with a single model that has initially only two classification categories: amortised cost and fair value.

Classification of debt assets will be driven by the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. A ‘simple’ debt instrument is measured at amortised cost if: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent payments of principal and interest.

All other financial assets, including investments in complex debt instruments and equity investments, must be recognised at fair value.

All fair value movements on financial assets are taken through the income statement, except for equity investments that are not held for trading, which may be recorded in the income statement or in reserves (without subsequent recycling to profit or loss).

For financial liabilities that are measured under the fair value option entities will need to recognise the part of the fair value change that is due to changes in the their own credit risk in other comprehensive income rather than profit or loss.

The new hedge accounting rules (released in December 2013) align hedge accounting more closely with common risk management practices. As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation.

In December 2014, the AASB made further changes to the classification and measurement rules and also introduced a new impairment model. With these amendments, AASB 9 is now complete. The changes introduce:

•     a third measurement category (FVOCI) for certain financial assets that are debt instruments

•     a new expected credit loss (ECL) model which involves a threestage approach whereby financial assets move through the three stages as their credit quality changes. The stage dictates how an entity measures impairment losses and applies the effective interest rate method. A simplified approach is permitted for lease and trade receivables. On initial recognition, entities will record a day-1 loss equal to the 12 month ECL (or lifetime ECL for trade receivables), unless the assets are considered credit impaired.

For financial years commencing before 1 February 2015, entities can elect to apply AASB 9 early for any of the following:

•     the own credit risk requirements for financial liabilities

•     classification and measurement (C&M) requirements for financial assets

•     C&M requirements for financial assets and financial liabilities, or

•     the full current version of AASB 9 (C&M requirements for financial assets and liabilities and hedge accounting).

After 1 February 2015, the new rules must be adopted in their entirety.

			1 January 2018	minimal

Notes to the Financial Statements (continued…)

Reference	Title	Summary	Application date of standard	Impact on financial report
AASB 15	AASB 15 Revenue from contracts with customers AASB 2014-5 Amendments to Australian Accounting Standards arising from AASB 15

The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers contracts for goods and services and AASB 111 which covers construction contracts.

The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards.

A new five-step process must be applied before revenue can be recognised:

•     identify contracts with customers

•     identify the separate performance obligation

•     determine the transaction price of the contract

•     allocate the transaction price to each of the separate performance obligations, and

•     recognise the revenue as each performance obligation is satisfied.

Key changes to current practice are:

•     Any bundled goods or services that are distinct must be separately recognised, and any discounts or rebates on the contract price must generally be allocated to the separate elements.

•     Revenue may be recognised earlier than under current standards if the consideration varies for any reasons (such as for incentives, rebates, performance fees, royalties, success of an outcome etc) – minimum amounts must be recognised if they are not at significant risk of reversal.

•     The point at which revenue is able to be recognised may shift: some revenue which is currently recognised at a point in time at the end of a contract may have to be recognised over the contract term and vice versa.

•     There are new specific rules on licenses, warranties, nonrefundable upfront fees and, consignment arrangements, to name a few.

•     As with any new standard, there are also increased disclosures.

These accounting changes may have flow-on effects on the entity’s business practices regarding systems, processes and controls, compensation and bonus plans, contracts, tax planning and investor communications.

Entities will have a choice of full retrospective application, or prospective application with additional disclosures.

			1 January 2017 with an expected delayed implementation date of 1 January 2018	minimal

Notes to the Financial Statements (continued…)

Reference	Title	Summary	Application date of standard	Impact on financial report
AASB 2014-3	Amendments to Australian Accounting Standards – Accounting for Acquisitions of Interests in Joint Operations

The amendments to AASB 11 clarify the accounting for the acquisition of an interest in a joint operation where the activities of the operation constitute a business. They require an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a business.

This includes:

•     measuring identifiable assets and liabilities at fair value

•     expensing acquisition-related costs

•     recognising deferred tax, and

•     recognising the residual as goodwill, and testing this for impairment annually.

Existing interests in the joint operation are not remeasured on acquisition of an additional interest, provided joint control is maintained.

The amendments also apply when a joint operation is formed and an existing business is contributed.

			1 January 2016	minimal

AASB 2014-4	Amendments to Australian Accounting Standards – Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify that a revenue-based method of depreciation or amortisation is generally not appropriate.

The AASB has amended AASB 116 Property, Plant and Equipment to clarify that a revenue-based method should not be used to calculate the depreciation of items of property, plant and equipment.

AASB 138 Intangible Assets now includes a rebuttable presumption that the amortisation of intangible assets based on revenue is inappropriate.

This presumption can be overcome if either

•     The intangible asset is expressed as a measure of revenue (ie where a measure of revenue is the limiting factor on the value that can be derived from the asset), or

•     It can be shown that revenue and the consumption of economic benefits generated by the asset are highly correlated.

			1 January 2016	minimal

AASB 2014-9	Amendments to Australian Accounting Standards: Equity method in separate financial statements

The AASB has made amendments to AASB 127 Separate Financial Statements which will allow entities to use the equity method in their separate financial statements to measure investments in subsidiaries, joint ventures and associates.

AASB 127 currently allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendments introduce the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively.

			1 January 2016	minimal

Notes to the Financial Statements (continued…)

Reference	Title	Summary	Application date of standard	Impact on financial report
Improvements project 2012-2014 cycle #

The latest annual improvements clarify:

•     IFRS 5 – when an asset (or disposal group) is reclassified from ‘held for sale’ to ‘held for distribution’ or vice versa, this does not constitute a change to a plan of sale or distribution and does not have to be accounted for as such

•     IFRS 7 – specific guidance for transferred financial assets to help management determine whether the terms of a servicing arrangement constitute ‘continuing involvement’ and, therefore, whether the asset qualifies for derecognition

•     IFRS 7 – that the additional disclosures relating to the offsetting of financial assets and financial liabilities only need to be included in interim reports if required by IAS 34

•     IAS 19 – that when determining the discount rate for postemployment benefit obligations, it is the currency that the liabilities are denominated in that is important and not the country where they arise

•     IAS 34 – what is meant by the reference in the standard to ‘information disclosed elsewhere in the interim financial report’ and adds a requirement to cross-reference from the interim financial statements to the location of that information.

			1 January 2016	minimal

Disclosure Initiative: Amendments to IAS 1 #

The amendments to IAS 1 Presentation of Financial Statements are made in the context of the IASB’s Disclosure Initiative, which explores how financial statement disclosures can be improved. The amendments provide clarifications on a number of issues, including:

•     Materiality – an entity should not aggregate or disaggregate information in a manner that obscures useful information. Where items are material, sufficient information must be provided to explain the impact on the financial position or performance.

•     Disaggregation and subtotals – line items specified in IAS 1 may need to be disaggregated where this is relevant to an understanding of the entity’s financial position or performance. There is also new guidance on the use of subtotals.

•     Notes – confirmation that the notes do not need to be presented in a particular order.

•     OCI arising from investments accounted for under the equity method – the share of OCI arising from equity-accounted investments is grouped based on whether the items will or will not subsequently be reclassified to profit or loss. Each group should then be presented as a single line item in the statement of other comprehensive income.

According to the transitional provisions, the disclosures in IAS 8 regarding the adoption of new standards/accounting policies are not required for these amendments.

			1 January 2016	minimal

Notes to the Financial Statements (continued…)

Note 2. Parent Information

The following information has been extracted from the books and records of the parent entity and has been prepared in accordance with the accounting standards.

	Parent Entity
	2015	2014
Statement of Financial Position	$	$
ASSETS
Current Assets	41,744,193	41,549,310
Non-current Assets	91,604	92,960
TOTAL ASSETS	41,835,797	41,642,270

LIABILITIES
Current Liabilities	2,422,912	3,948,815
Non-current Liabilities	295,204	3,028
TOTAL LIABILITIES	2,718,116	3,951,843

EQUITY
Issued Capital	146,895,714	140,009,415
Reserves	9,363,181	8,937,434
Accumulated losses	(117,141,214)	(111,256,422)
TOTAL EQUITY	39,117,681	37,690,427

	2015	2014
Statement of Profit or Loss and Other Comprehensive Income	$	$
Total profit/(loss)	(5,884,792)	(13,328,951)

Total comprehensive income/(loss)	(5,884,792)	(13,328,951)

Note 3. Revenue and other income

	2015	2014
	$	$
From ordinary activities:
Other revenue
Interest	176,842	363,775
Total other revenue	176,842	363,775

Other income
R&D Tax Incentive	6,088,897	7,802,947
Other Grants	228,541	42,449
Total other income	6,317,438	7,845,396

Notes to the Financial Statements (continued…)

Note 4. Loss for the year

		2015	2014
	Note	$	$
Loss before income tax has been determined after:
Expenses
Intellectual property expenses		257,299	477,079
Auditor and accounting expenses		416,271	342,609
Research and development expenses	4a and 4b	12,298,167	14,908,098

Corporate Personnel expenses
- Employee expenses	4b	885,893	751,004
- Equity payments to employees	4b	170,397	33,824
- Consultant and director expenses		930,393	773,601
- Equity payments to consultants and directors		297,338	438,639
- Defined contribution superannuation expenses	4b	60,316	62,574
Total Corporate Personnel expenses*		2,344,337	2,059,642

Depreciation expenses		31,587	22,384

Other expenses
- Corporate compliance		421,958	487,632
- Administrative and office expenses		865,241	1,365,152
- Computer expenses		30,023	22,316
- Insurance		147,679	103,497
- Office rental under operating lease		161,175	163,582
- Interest Expense		-	29,978
Total Other expenses		1,626,076	2,172,157

Travel expenses		125,532	421,013
Public relations and marketing expenses		87,851	358,597
Foreign exchange (gain) loss		(4,721,449)	746,593
Gain (loss) on fair valuation of financial liabilities		(86,322)	30,238

Total expenses		12,379,349	21,538,410

*	Corporate Personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

Notes to the Financial Statements (continued…)

	2015	2014
4a) Research and development expenses [1]	$	$
Personnel expenses related to research and development	1,866,915	1,827,934
Research and development expenses	10,431,252	13,080,164
Total Research and development expenses	12,298,167	14,908,098

[1]	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

	2015	2014
4b) Employee Benefits expenses	$	$
Employee expenses	2,668,199	1,948,607
Equity payments to employees	170,397	33,824
Defined contribution superannuation expenses	185,408	121,165
Total Employee Benefits expenses	3,024,004	2,103,596

Notes to the Financial Statements (continued…)

Note 5. Income Tax Expense

		2015	2014
		$	$
(a)	Income tax expense
	No income tax expense has arisen in the current or prior years from either current or deferred taxation.
(b)	Numerical reconciliation of income tax expense to prima facie tax payable
	Loss from continuing operations before income tax expense	(5,885,069)	(13,329,239)

	Tax at the Australian rate of 30%	(1,765,521)	(3,998,772)
	Effect of overseas tax rate of 15%	(41)	(43)
		(1,765,562)	(3,998,815)

	Tax effects of amounts which are not deductible (taxable) in calculating taxable income
	- entertainment	1,497	5,841
	- other non deductible expenses	52	(80)
	- share based payments	140,651	1,269,857
	- research and development tax incentive	(2,153,737)	(7,180,486)
	- gain/(loss) on fair valuation of financial liabilities	25,897	(30,238)
		(3,751,202)	(9,933,921)

	(Over)/Under provision of income tax in previous year relating to a correction of estimate [1]	3,071,631	2,214,342
		(679,571)	(7,719,579)

	Future tax benefits not recognised as an asset	679,571	7,719,579

	Income tax expense	-	-

(c)	Amounts recognised directly in equity
	No current or deferred tax amounts have been recognised in equity in the current or prior year.
(d)	Tax losses [2]
	Unused tax losses for which no deferred tax asset has been recognised	128,212,045	130,477,285
	Potential tax benefit at 30%	38,463,614	39,143,186

(e)	Unrecognised temporary differences
	Temporary differences for which no deferred tax asset has been recognised as recovery is not probable	(3,934,146)	37,806
	- section 40-880 deductions	684,915	696,740
	- accruals and provisions	858,748	(1,285,960)
	- foreign exchange	(5,534,515)	688,928
	- sundry items	56,706	(61,902)

	Unrecognised deferred tax relating to the temporary differences	(1,180,244)	11,342

[1]	This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the annual report on Form 20-F for the year ended 30 June 2014 and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.
[2]	Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

Notes to the Financial Statements (continued…)

Potential future income tax benefits attributable to tax losses carried forward have not been brought to account at 30 June 2015 because the Directors do not believe that it is appropriate to regard realisation of the future income tax benefit as probable. The Group tax losses do not expire but are subject to a continuity of ownership test. Realisation of the benefit of tax losses would be subject to the Group satisfying the conditions for deductibility imposed by tax legislation and no subsequent changes in tax legislation adversely impacting the Group. The Group has made no assessment as to the satisfaction of deductibility conditions at 30 June 2015. Similarly, future benefits attributable to net temporary differences have not been brought to account as the Directors do not regard the realisation of such benefits as probable.

Note 6. Key Management Personnel Compensation

	2015	2014
	$	$
Short-term employee benefits	1,554,843	1,139,860
Post-employment benefits	96,324	77,775
Long-term benefits	2,733	17,615
Share-based payments	170,397	33,824
	1,824,297	1,269,074

Notes to the Financial Statements (continued…)

Note 7. Auditor’s Remuneration

	2015	2014
	$	$
Audit services
PricewaterhouseCoopers Australian Firm
Audit and review of financial reports	160,158	145,187
Audit and review of internal controls for Sarbanes Oxley requirement	256,113	187,422
Other assurance services	83,640	65,000
Total remuneration for audit services	499,911	397,609

No non-audit services have been provided by PricewaterhouseCoopers during the 2015 and 2014 financial years.

Note 8. Loss per Share

		2015	2014
		(cents)	(cents)
(a)	Basic loss per share	(1.17)	(3.11)

(b)	Diluted loss per share	(1.17)	(3.11)

(c)	Reconciliation of earnings to loss	$	$
	Loss used to calculate basic loss per share	(5,885,069)	(13,329,239)
	Loss used to calculate diluted loss per share	(5,885,069)	(13,329,239)

		No.	No.
(d)	Weighted average number of ordinary shares outstanding during the year used in calculating basic loss per share	502,714,982	428,047,123
	Weighted average number of ordinary shares outstanding during the year used in calculating diluted loss per share	502,714,982	428,047,123

(e)	Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

Notes to the Financial Statements (continued…)

Note 9. Cash and Cash Equivalents

	2015	2014
	$	$
Cash at bank and in hand	34,909,574	34,167,018
	34,909,574	34,167,018

The floating interest rates on cash at bank and in hand and deposits was between 0.03% and 3.10% (2014: 0.03% and 3.35%).

	2015	2014
	$	$
Reconciliation of cash
Cash at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Statement of Financial Position as follows:
Cash and cash equivalents	34,909,574	34,167,018

Note 10. Trade and Other Receivables

	2015	2014
	$	$
Trade and Other Receivables
Grant receivable	55,699	-
Accrued interest income	4,255	43,730
R&D tax incentive receivable	6,461,212	7,180,486
Goods and services tax receivable	(12)	61,193
Total Trade and Other Receivables	6,521,154	7,285,409

Notes to the Financial Statements (continued…)

Note 11. Plant and Equipment

	2015	2014
	$	$
Plant and equipment:
At cost	112,631	115,941
Accumulated depreciation	(110,963)	(113,420)
Net book value	1,668	2,521

Computer Equipment
At cost	140,382	163,598
Accumulated depreciation	(103,771)	(127,147)
Net book value	36,611	36,451

Furniture and Fittings
At cost	38,398	37,598
Accumulated depreciation	(31,949)	(29,012)
Net book value	6,449	8,586

Leasehold Improvements
At cost	75,659	75,659
Accumulated depreciation	(75,659)	(75,659)
Net book value	-	-
Total net book value	44,727	47,557

Movements in Carrying Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
2015	$	$	$	$	$
Balance at the beginning of year	2,520	36,451	8,586	-	47,557
Additions	-	27,957	800	-	28,757
Disposals	-	-	-	-	-
Depreciation expense	(853)	(27,797)	(2,937)	-	(31,587)
Net book value at the end of year	1,667	36,611	6,449	-	44,727

Notes to the Financial Statements (continued…)

Movements in Carry Amounts

Movements in carrying amounts for each class of plant and equipment between the beginning and the end of the prior financial year.

	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
2014	$	$	$	$	$
Balance at the beginning of year	11	35,561	11,321	-	46,893
Additions	2,553	20,495	-	-	23,048
Disposals	-	-	-	-	-
Depreciation expense	(44)	(19,605)	(2,735)	-	(22,384)
Net book value at the end of year	2,520	36,451	8,586	-	47,557

Note 12. Other Assets

	2015	2014
	$	$
CURRENT
Prepayments	159,963	62,771
Payroll Deposits	152,603	-
Other Receivable	899	34,112
	313,465	96,883

NON-CURRENT
Rental Deposits	45,462	43,988
	45,462	43,988

Note 13. Trade and Other Payables

		2015	2014
	Note	$	$
CURRENT
Trade payables		362,493	651,152
Accrued expenses	13a	1,789,522	2,707,206
		2,152,015	3,358,358

	2015	2014
13a) Accrued expenses	$	$
Research and development accrued expenses	1,299,492	2,222,881
Other accrued expenses	490,030	484,325
Total accrued expenses	1,789,522	2,707,206

Notes to the Financial Statements (continued…)

Note 14. Financial Liabilities

	Note	2015	2014	2015	2014
		No.	No.	$	$
CURRENT
Warrants over ordinary shares	(a)	612,397	612,397	12,076	98,398
				12,076	98,398

(a)	Warrants over ordinary shares

In the financial year ended 30 June 2011 the Group entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000. As per the agreement, the Group issued 612,397 warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a Grant of US$350,000 received during the financial year ended 30 June 2011.

The warrants are convertible to Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the warrants are measured at fair value on the Statement of Financial Position. At each reporting date the Financial Liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

Note 15. Provisions

			2015	2014
		Note	$	$
a)	Aggregate Employee Benefits Liability

CURRENT
	Annual leave		261,823	217,646
	Long service leave	(i)	292,792	277,138
			554,616	494,784

NON-CURRENT
	Long service leave		2,412	3,028
			2,412	3,028

			No.	No.
b)	Number of Employees at Year-end		15	12

Notes to the Financial Statements (continued…)

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits has been included in note 1 to this report.

(i)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	2015	2014
	$	$
Long service leave obligation expected to be settled after 12 months	292,792	277,138

a)	Movements in provisions

Movements in each class of provision during the financial year are set out below:

	2015	2014
	$	$
Annual leave
Carrying amount at start of year	217,646	179,609
Charged/(credited) to profit or loss
- additional provisions recognised	199,667	152,041
- unused amounts reversed	-	-
Amounts used during the year	(155,490)	(114,004)
Carrying amount at end of year	261,823	217,646

Long service leave
Carrying amount at start of year	280,166	239,700
Charged/(credited) to profit or loss
- additional provisions recognised	15,038	40,466
- unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	295,204	280,166
	557,027	497,812

Notes to the Financial Statements (continued…)

Note 16. Contributed Equity

		2015	2014
	Note	$	$
533,891,470 (2014: 488,646,960) fully paid ordinary shares	16a	144,194,070	137,307,771
Nil (2014: Nil) options over fully paid ordinary shares	16b	2,701,644	2,701,644
		146,895,714	140,009,415

Ordinary shares have no par value and the Group does not have a limited amount of authorised capital.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(a) Ordinary Shares		2015		2014
		No.	$	No.	$
At the beginning of reporting period		488,646,960	137,307,771	381,610,426	98,677,467
Shares issued during the year	(i)	45,064,510	7,145,742	86,108,500	32,434,349
Shares issued on exercise of options	(ii)	180,000	25,488	20,928,034	7,535,324
Transaction costs relating to share issues		-	(284,931)	-	(1,339,369)
At reporting date		533,891,470	144,194,070	488,646,960	137,307,771

Ordinary shares participate in dividends and the proceeds on winding up of the Group in proportion to the number of shares held. At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) Shares issued during the year
			Issue Price
2015	Details	Number	$	$
01-Jul-14	Reverse proposed issue to a consultant [2]	-	0.22	(24,200)
21-Jul-14	Issued to a consultant [1]	110,000	0.23	25,300
23-Feb-15	Issued as part of a capital raising	35,631,690	0.15	5,304,319
24-Feb-15	Issued as part of a capital raising	2,538,820	0.14	357,270
02-Jun-15	Issued as part of a capital raising	6,784,000	0.22	1,466,553
30-Jun-15	Proposed issue to a consultant [2]	-	-	16,500
		45,064,510		7,145,742

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.

[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

Notes to the Financial Statements (continued…)

			Issue Price
2014	Details	Number	$	$
02-Aug-13	Issued as part of a capital raising	1,469,780	0.40	588,216
05-Aug-13	Issued as part of a capital raising	465,980	0.38	176,592
06-Aug-13	Issued as part of a capital raising	3,601,550	0.39	1,413,617
07-Aug-13	Issued as part of a capital raising	2,517,590	0.38	956,832
30-Aug-13	Issued as part of a capital raising	1,167,610	0.57	662,809
09-Sep-13	Issued as part of a capital raising	2,160,950	0.58	1,261,265
10-Sep-13	Issued as part of a capital raising	1,395,610	0.56	786,494
11-Sep-13	Issued as part of a capital raising	523,120	0.55	288,606
12-Sep-13	Issued as part of a capital raising	2,056,760	0.52	1,071,557
04-Nov-13	Issued as part of a capital raising	6,745,750	0.48	3,209,209
05-Nov-13	Issued as part of a capital raising	143,700	0.48	69,054
06-Nov-13	Issued as part of a capital raising	8,380	0.49	4,070
11-Mar-14	Issued as part of a capital raising	980,130	1.23	1,202,928
12-Mar-14	Issued as part of a capital raising	41,760	1.18	49,339
14-Mar-14	Issued as part of a capital raising	1,594,220	1.11	1,767,019
17-Mar-14	Issued as part of a capital raising	2,280,750	1.05	2,405,397
03-Apr-14	Issued as part of a capital raising	22,339,170	0.31	6,963,613
04-Apr-14	Issued as part of a capital raising	17,290,080	0.27	4,607,964
07-Apr-14	Issued as part of a capital raising	18,325,610	0.25	4,672,819
07-Apr-14	Issued to a consultant [1]	1,000,000	0.25	252,750
30-Jun-14	Proposed issue to a consultant [2]	-	-	24,200
		86,108,500		32,434,349

[1]	Equity was issued for nil consideration and valued by the Group based on the market price per share on grant date.
[2]	Shares expensed under AASB2, but not yet issued. The market value of shares to be issued to consultant is equivalent to the contracted services.

Notes to the Financial Statements (continued…)

(ii) Shares issued on exercise of options
			Exercise Price
2015	Details[1]	Number	$	$
21-Jul-14	Exercise of options	180,000	-	25,488
		180,000		25,488

			Exercise Price
2014	Details[1]	Number	$	$
30-Aug-13	Exercise of options	150,000	0.25	52,140
30-Aug-13	Exercise of options	100,000	-	11,700
30-Aug-13	Exercise of options	86,625	-	12,266
30-Aug-13	Exercise of options	100,000	-	11,700
30-Aug-13	Exercise of options	10,000,000	0.30	3,857,143
03-Oct-13	Exercise of options	97,418	-	17,577
03-Oct-13	Exercise of options	625,000	-	282,828
25-Oct-13	Exercise of options	60,000	-	8,496
25-Oct-13	Exercise of options	81,750	-	11,576
25-Oct-13	Exercise of options	45,000	-	6,372
25-Oct-13	Exercise of options	90,728	-	12,847
04-Nov-13	Exercise of options	722,419	-	300,405
25-Nov-13	Exercise of options	200,000	0.33	80,786
13-Dec-13	Exercise of options	73,200	0.25	25,444
20-Dec-13	Exercise of options	81,750	-	11,576
20-Dec-13	Exercise of options	100,000	0.33	40,393
03-Jan-14	Exercise of options	1,700,000	0.225	593,622
28-Jan-14	Exercise of options	500,000	0.225	174,595
06-Feb-14	Exercise of options	500,000	0.225	174,595
06-Feb-14	Exercise of options	28,900	0.225	10,092
06-Feb-14	Exercise of options	3,400,000	0.225	1,187,244
06-Feb-14	Exercise of options	50,000	0.25	17,380
21-Feb-14	Exercise of options	60,000	0.15	16,800
21-Feb-14	Exercise of options	146,128	0.15	36,532
21-Feb-14	Exercise of options	157,818	0.25	54,858
26-Feb-14	Exercise of options	34,220	0.37	17,298
26-Feb-14	Exercise of options	47,700	0.25	16,581
11-Mar-14	Exercise of options	100,000	0.33	40,393
11-Mar-14	Exercise of options	60,000	0.25	20,856
11-Mar-14	Exercise of options	66,500	0.15	18,620
11-Mar-14	Exercise of options	1,000,000	0.15	260,000
11-Mar-14	Exercise of options	100,000	0.33	40,393
11-Mar-14	Exercise of options	146,128	0.15	36,532
03-Apr-14	Exercise of options	216,750	0.225	75,687
		20,928,034		7,535,324

[1]	Equity value is the fair value at grant date.

Notes to the Financial Statements (continued…)

(b) Options	2015		2014
	No.	$	No.	$
At the beginning of reporting period	-	2,701,644	-	2,701,644
At reporting date	-	2,701,644	-	2,701,644

Note 17. Accumulated Losses

	2015	2014
	$	$
The movement in accumulated losses during the year were as follows:
Balance at the beginning of reporting period	(111,260,562)	(97,931,323)
Loss for the year	(5,885,069)	(13,329,239)
Balance at the end of reporting period	(117,145,631)	(111,260,562)

Note 18. Reserves

		2015	2014
	Note	$	$
Share based payment reserve
19,395,582 (2014: 18,542,577) options over fully paid ordinary shares	18a	7,394,184	6,968,437
Nil (2014: Nil) options over ADRs	18b	1,515,434	1,515,434
612,397 (2014: 612,397) warrants over ADRs	18c	453,563	453,563
		9,363,181	8,937,434

(a) Options over fully paid ordinary shares		2015		2014
		No.	$	No.	$
At the beginning of reporting period		18,542,577	6,968,437	35,544,121	8,557,928
Options issued during year	(i)	4,400,000	451,235	3,926,490	992,908
Exercise of options	(ii)	(180,000)	(25,488)	(20,928,034)	(2,582,399)
Expiration of options	(iii)	(3,166,995)	-	-	-
Forfeiture of options	(iv)	(200,000)	-	-	-
At reporting date		19,395,582	7,394,184	18,542,577	6,968,437

Notes to the Financial Statements (continued…)

(i) Options issued during year
			Option fair value
2015	Details	Number	$	$
03-Oct-14	Issued to key management personnel [1]	1,000,000	0.17	170,397
19-Feb-15	Issued to consultants [2]	2,000,000	0.08	166,284
27-May-15	Issued to consultants [3]	1,400,000	0.08	114,554
		4,400,000		451,235

			Option fair value
2014	Details	Number	$	$
25-Oct-13	Issued to consultants [4]	200,000	0.17	33,959
04-Nov-13	Issued to consultants and key management personnel [5]	360,000	0.21	76,105
13-Dec-13	Issued to consultants [6]	1,200,000	0.36	427,293
07-Feb-14	Issued to consultants [7]	300,000	0.64	63,793
07-Apr-14	Issued to consultants [8]	1,200,000	0.23	274,966
05-Aug-13	Issued to consultants [9]	306,490	0.18	54,016
02-Oct-13	Issued to consultants [10]	360,000	0.17	62,775
		3,926,490		992,908

Notes to the Financial Statements (continued…)

(ii) Exercise of options
			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Exercise of options [13]	(180,000)	A$0.00	(25,488)
		(180,000)		(25,488)

			Exercise Price
2014	Details	Number	$	$
30-Aug-13	Exercise of options [13]	(286,625)	A$0.00	(35,666)
30-Aug-13	Exercise of options [14]	(10,000,000)	A$0.30	(857,143)
30-Aug-13	Exercise of options [15]	(150,000)	A$0.25	(14,640)
03-Oct-13	Exercise of options [13]	(722,418)	A$0.00	(300,405)
25-Oct-13	Exercise of options [13]	(277,478)	A$0.00	(39,291)
04-Nov-13	Exercise of options [13]	(722,419)	A$0.00	(300,405)
25-Nov-13	Exercise of options [11]	(200,000)	A$0.33	(14,786)
13-Dec-13	Exercise of options [15]	(73,200)	A$0.25	(7,144)
20-Dec-13	Exercise of options [13]	(81,750)	A$0.00	(11,576)
20-Dec-13	Exercise of options [11]	(100,000)	A$0.33	(7,393)
03-Jan-14	Exercise of options [16]	(1,700,000)	A$0.225	(211,122)
28-Jan-14	Exercise of options [16]	(500,000)	A$0.225	(62,095)
06-Feb-14	Exercise of options [16]	(3,928,900)	A$0.225	(487,928)
06-Feb-14	Exercise of options [15]	(50,000)	A$0.25	(4,880)
21-Feb-14	Exercise of options [17]	(206,128)	A$0.15	(22,413)
21-Feb-14	Exercise of options [15]	(157,818)	A$0.25	(15,403)
26-Feb-14	Exercise of options [12]	(34,220)	A$0.37	(4,636)
26-Feb-14	Exercise of options [15]	(47,700)	A$0.25	(4,656)
11-Mar-14	Exercise of options [11]	(200,000)	A$0.33	(14,786)
11-Mar-14	Exercise of options [17]	(1,212,628)	A$0.15	(133,258)
11-Mar-14	Exercise of options [15]	(60,000)	A$0.25	(5,856)
03-Apr-14	Exercise of options [16]	(216,750)	A$0.225	(26,918)
		(20,928,034)		(2,582,399)

Notes to the Financial Statements (continued…)

(iii) Expiration of options
			Exercise Price
2015	Details	Number	$	$
24-Mar-15	Expired, unexercised, 24 March 2015 [16]	(2,166,995)	A$0.225	-
19-Dec-14	Expired, unexercised, 19 December 2014 [18]	(1,000,000)	A$0.25	-
		(3,166,995)		-

(iii) During the financial year ended 30 June 2014 no options expired.

(iv) Forfeited Options
			Exercise Price
2015	Details	Number	$	$
21-Jul-14	Lapsed, unexercised, 21 July 2014 [7]	(200,000)	A$1.12	-
		(200,000)		-

(iv) During the financial year ended 30 June 2014 no options were forfeited.

[1]	Options exercisable at $0.34 on or before 2 October 2018
[2]	Options exercisable at $0.26 on or before 18 February 2020
[3]	Options exercisable at $0.27 on or before 25 May 2020
[4]	Options exercisable at $0.61 on or before 24 October 2018
[5]	Options exercisable at $0.73 on or before 3 November 2018
[6]	Options exercisable at $1.04 on or before 11 December 2018
[7]	Options exercisable at $1.12 on or before 5 February 2019
[8]	Options exercisable at $0.25 on or before 6 April 2018
[9]	Options exercisable at $0.66 on or before 4 August 2018
[10]	Options exercisable at $0.66 on or before 1 October 2018
[11]	Options exercisable at $0.33 on or before 13 December 2017
[12]	Options exercisable at $0.37 on or before 25 June 2018
[13]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[14]	Options exercisable at $0.30 on or before 11 September 2013
[15]	Options exercisable at $0.25 on or before 20 March 2017
[16]	Options exercisable at $0.225 on or before 24 March 2015
[17]	Options exercisable at $0.15 on or before 31 March 2014
[18]	Options exercisable at $0.25 on or before 19 December 2014

Notes to the Financial Statements (continued…)

(b) Options over ADRs [1]	2015		2014
	No.	$	No.	$
At the beginning of reporting period	-	1,515,434	-	1,515,434
At reporting date	-	1,515,434	-	1,515,434

[1]	Options exercisable at USD$5.00 on or before 17 December 2012. These options are convertible to ADRs, 1 ADR = 10 ordinary shares. These options expired without being exercised on 17 December 2012.

(c) Warrants over ADRs 1 & 2	2015		2014
	No.	$	No.	$
At the beginning of reporting period [1]	-	453,563	-	453,563
At the beginning of reporting period [2]	612,397	-	612,397	-
At reporting date	612,397	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009.

These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares.

These warrants expired without being exercised on 4 June 2009.

[2]	Warrants exercisable at A$0.17 on or before 25 February 2016.

(d) Nature and purpose of reserve

     The share based payments reserve is used to recognise the fair value of options and warrants issued to employees and consultants but not exercised.

Note 19. Contingent Liabilities and Contingent Assets

There are no contingent assets or liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the Group.

Note 20. Segment Reporting

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group's activities are predominantly within Australia and cover research into Alzheimer's Disease, Huntington’s Disease and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

Notes to the Financial Statements (continued…)

Note 21. Commitments

Expenditure commitments relating to operating leases as detailed below, relate to the Group.

	2015	2014
Operating Lease Commitments	$	$
Non-cancellable operating leases contracted for but not capitalised in the financial statements
Payable - minimum lease payments
- not later than 12 months	134,272	60,021
- between 12 months and 5 years	32,776	3,168
- greater than 5 years	-	-
	167,047	63,189

The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance. Commencing 1 April 2015, the lease has been renewed for a term of 18 months expiring on 30 September 2016. Other operating leases related to office administration have a 4 year term and expire 31 March 2016.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Section D of the Remuneration Report contained in the Directors' Report.

Note 22. Cash Flow Information

	2015	2014
(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax	$	$
Loss for the period	(5,885,069)	(13,329,239)
Add back depreciation expense	31,587	22,384
Add back (gain)/loss on fair value of financial liabilities	(86,322)	37,473
Add back share based payments expense	468,835	1,269,857
Increase in provisions	59,215	78,503
(Increase)/Decrease in accounts receivable	764,255	(3,761,471)
(Increase)/Decrease in other current assets	(63,979)	15,359
Increase/(Decrease) in accounts payable	(1,206,343)	1,582,980
Decrease in other current liabilities	-	(33,332)
Add back effect of exchange rate movements	(4,953,253)	581,263
Cash flow used by operations	(10,871,074)	(13,536,223)

(b) Non-cash Financing and Investing Activities

     See notes 16 and 18 for equity issued for nil consideration.

Notes to the Financial Statements (continued…)

Note 23. Share-based Payments

At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. The plan is to be used as a method of retaining key personnel for the growth and development of the Group's intellectual property rights. Due to the Group's US presence, a US plan and an Australian plan were developed. At 30 June 2015 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 3 Key Management Personnel, 16 employees and 19 consultants under the Australian Plan.

2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares

	2015	2014
	Number of Shares	Number of Shares
Outstanding at the beginning of the year	12,987,715	7,405,331
Granted	110,000	1,000,000
Forfeited	-	-
Exercised Options	180,000	4,582,384
Outstanding at year-end	13,277,715	12,987,715

Shares issued to employees and consultants were valued at the market price per share at date of grant. See note 16 for further detail.

The weighted average fair value of the shares granted during the year was $0.23.

$1,100 is included under personnel expenses related to research and development expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2015.

2004 Australian Employee, Directors and Consultants Share and Option Plan – Options

	2015		2014
	Number of	Weighted Average Exercise Price	Number of	Weighted Average Exercise Price
	Options	$	Options	$
Outstanding at the beginning of the year	16,375,582	0.41	17,031,476	0.23
Granted	4,400,000	0.28	3,926,490	0.69
Lapsed	(200,000)	1.12	-	-
Forfeited	-	-	-	-
Exercised	(180,000)	-	(4,582,384)	0.11
Expired	(1,000,000)	0.25	-	-
Outstanding at year-end	19,395,582	0.38	16,375,582	0.41
Exercisable at year-end	19,395,582	0.38	16,175,582	0.40

Notes to the Financial Statements (continued…)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date		$2015	2014
PBTAA	25-Oct-13	24-Oct-18	$0.61	200,000	200,000
PBTAB	8-Jun-10	7-Aug-14	$0.00	-	180,000
PBTAB	3-Oct-14	2-Oct-18	$0.34	1,000,000	-
PBTAC	26-Jun-13	25-Jun-18	$0.37	1,649,573	1,649,573
PBTAD	4-Nov-13	3-Nov-18	$0.73	360,000	360,000
PBTAE	13-Dec-13	11-Dec-18	$1.04	1,200,000	1,200,000
PBTAF	7-Feb-14	5-Feb-19	$1.12	100,000	300,000
PBTAG	7-Apr-14	6-Apr-18	$0.25	1,200,000	1,200,000
PBTAH	19-Feb-15	18-Feb-20	$0.26	2,000,000	-
PBTAQ	12-Dec-12	13-Dec-17	$0.33	8,500,000	8,500,000
PBTAR	27-May-15	25-May-20	$0.27	1,400,000	-
PBTAU	19-Dec-11	19-Dec-14	$0.25	-	1,000,000
PBTAW	21-Mar-12	20-Mar-17	$0.25	1,119,519	1,119,519
PBTAY	5-Aug-13	4-Aug-18	$0.66	306,490	306,490
PBTAZ	2-Oct-13	1-Oct-18	$0.66	360,000	360,000
			Total	19,395,582	16,375,582

Weighted average remaining contractual life of options outstanding at end of period				3.04 years	3.42 years

The weighted average fair value of the options granted during the year was $0.10.

This price was calculated by using a Black-Scholes model applying the following inputs:

•	Weighted average exercise price	$0.28 (2014: $0.69)
•	Weighted average life of the option	4.77 years (2014: 4.69 years)
•	Underlying share price	$0.18 (2014: $0.50)
•	Expected share price volatility	85.74% (2014: 134.50%)
•	Risk free interest rate	2.24% (2014: 3.26%)

Life of the Option

The life is the time period from grant date through to expiry.

Share Price Volatility

Historical Volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Dividend yield

The Group has yet to pay a dividend so it has been assumed the dividend yield on the shares underlying the options will be 0%.

Risk free interest rate

This has been sourced from the Reserve Bank of Australia historical interest rate tables for government bonds.

Notes to the Financial Statements (continued…)

Model inputs

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share $	Share Price at Grant Date $	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
PBTAY	5-Aug-13	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	2-Oct-13	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	25-Oct-13	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	4-Nov-13	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	13-Dec-13	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	7-Feb-14	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	7-Apr-14	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	3-Oct-14	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	19-Feb-15	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	27-May-15	0.27	0.17	69.40%	5.00	0%	2.25%

The closing share market price of an ordinary share of Prana Biotechnology Limited on the Australian Securities Exchange at 30 June 2015 was $0.15 (30 June 2014: $0.22).

$467,735 (30 June 2014: $472,463) is included under corporate personnel expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2015. All equity issued under the plan has been expensed in the current and prior periods.

No amount (30 June 2014: $544,644) is included under personnel expenses related to research and development expenses in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2015.

An amount of $468,835 (30 June 2014:$1,269,857) representing total share-based payments expenses is included in the Statement of Profit or Loss and Other Comprehensive Income in the year ended 30 June 2015.

Options issued outside of Employees', Directors' and Consultants' Share and Option Plan

	2015		2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	2,166,995	0.23	18,512,645	0.27
Granted	-	-	-	-
Forfeited	-	-	-	-
Exercised	-	-	(16,345,650)	0.27
Expired	(2,166,995)	0.23	-	-
Outstanding at year-end	-	-	2,166,995	0.23
Exercisable at year-end	-	-	2,166,995	0.23

Notes to the Financial Statements (continued…)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price $	Share options 2015	Share options 2014
PBTAI	8-Apr-11	24-Mar-15	$0.23	-	2,166,995
			Total	-	2,166,995

Weighted average remaining contractual life of options outstanding at end of period -					0.73 years

There were no options granted during the year ended 30 June 2015 and 30 June 2014 outside of the plan.

Options exercisable at A$0.23 expired without being exercised on 24 March 2015. There are no options outstanding at 30 June 2015. All equity issued outside of the plan has been expensed in prior periods.

Note 24. Events occurring after the reporting date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 25. Related Party Transactions

Prof. Ira Shoulson provides consulting services to Prana Biotechnology in a separate capacity to his position as Non-Executive Director. Prof. Ira Shoulson was appointed as Non-Executive Director on 13 May, 2014. Total cash compensation of $205,426 was paid to Prof. Ira Shoulson for the period 1 July, 2014 to 30 June, 2015 in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

Notes to the Financial Statements (continued…)

Note 26. Financial Risk Management

The Group's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

(a)	Market Risk

(i)	Foreign Currency Risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	2015	2014
	$	$
Cash and cash equivalents ($USD)	27,100,354	26,398,943
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	-

Trade and other payables ($USD)	(79,490)	(37,934)
Trade and other payables (€EUR)	(25,617)	(36,168)
Trade and other payables (£GBP)	(4,926)	(205,649)
Total exposure	26,990,321	26,119,192

The Group has conducted a sensitivity analysis of the Group's exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates. The variables for USD, GBP and EUR being 3%, 6% and 0.5% respectively.

Based on the financial instruments held at 30 June 2015, had the Australian dollar weakened/strengthened by 3% against the US dollar, by 6% against the GB Pound and 0.5% against the EURO with all other variables held constant, the Group's post-tax profit for the year would have been $786,576 lower/$835,247 higher (2014: $754,935 lower/$800,880 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Group's exposure to other foreign exchange movements is not material.

We realised a foreign exchange gain of A$4,953,253 for the year ended 30 June, 2015 compared to a foreign exchange loss of A$581,263 for the year ended 30 June, 2014 and a foreign exchange gain of A$107,665 for the year ended 30 June, 2013. In 2015, the Australian dollar depreciated against the U.S. dollar by 18%. In 2014, the Australian dollar appreciated against the U.S. dollar by 3%, while in 2013, the Australian dollar depreciated against the U.S. dollar by 10%.

Notes to the Financial Statements (continued…)

(ii)	Interest Rate Risk

The Group's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group's exposure to interest rate risk has not changed since the prior year.

2015	Weighted Average	Floating	Fixed Interest Rate	Fixed Interest Rate	Fixed Interest Rate	Non-Interest
	Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing	Total
	Interest Rate	$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	0.59%	34,906,965	-	-	-	2,609	34,909,574
Receivables		-	-	-	-	6,521,154	6,521,154
Other current assets	0.01%	-	152,603	-	-	160,862	313,465
Other non-current assets	0.39%	-	-	45,462	-	-	45,462
Total Financial Assets		34,906,965	152,603	45,462	-	6,684,625	41,789,655

Financial Liabilities:
Trade and other payables		-	-	-	-	2,152,015	2,152,015
Other financial liabilities		-	-	-	-	12,076	12,076
Total Financial Liabilities		-	-	-	-	2,164,091	2,164,091

Notes to the Financial Statements (continued…)

2014	Weighted Average	Floating	Fixed Interest Rate	Fixed Interest Rate	Fixed Interest Rate	Non-Interest	Total
	Effective	Interest Rate	Within Year	1 to 5 years	Over 5 years	Bearing
	Interest Rate	$	$	$	$	$	$
Financial Assets:
Cash and cash equivalents	0.75%	34,165,553	-	-	-	1,465	34,167,018
Receivables		-	-	-	-	7,285,409	7,285,409
Other non-current assets	1.05%	-	-	43,988	-	-	43,988
Total Financial Assets		34,165,553	-	43,988	-	7,286,874	41,496,415

Financial Liabilities:
Trade and other payables		-	-	-	-	3,358,358	3,358,358
Other financial liabilities		-	-	-	-	98,398	98,398
Total Financial Liabilities		-	-	-	-	3,456,756	3,456,756

There has been no change to the Group's exposure to interest rate risk or the manner in which it manages and measures its risk in the current year.

An increase or decrease of 1% in interest rates at the reporting date would have the following increase/(decrease) effect on after tax loss and equity. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis is performed on the same basis for 2014. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

	2015	2014
	$	$
+1% (100 basis points)	349,070	341,656

Notes to the Financial Statements (continued…)

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group's policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party. The financial institution where all cash is invested has a Standard and Poors Rating of AA- as at 30 June 2015.

There has been no significant change in the Group's exposure to credit risk since the previous year. The carrying amount of the Group's financial assets represent the maximum credit exposure.

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

2015	Less than 6 months	6-12 months	Between 12 months and 5 years	Total contracted cash flows	Carrying amounts
Trade and other payables	2,152,015	-	-	2,152,015	2,152,015
Total	2,152,015	-	-	2,152,015	2,152,015

2014
Trade and other payables	3,358,358	-	-	3,358,358	3,358,358
Total	3,358,358	-	-	3,358,358	3,358,358

(d)	Capital Risk Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group's constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, accumulated losses and reserves disclosed in notes 16, 17 and 18. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group's Management the Board monitors the need to raise additional equity from the equity markets.

Notes to the Financial Statements (continued…)

(e)	Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);

-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2015 and 2014, none of the Group’s assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy. The other financial liabilities are classified as level 2 instruments. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

Director’s Declaration

The Directors of the Group declare that:

In the opinion of the Directors:

1.	the financial statements and notes, as set out on pages 60 to 110 are in accordance with the Corporations Act 2001 and:

a.	comply with Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the financial position as at 30 June 2015 and of the performance for the year ended on that date of the Group;

c.	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 1.

2.	in the Directors' opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2011 for the financial year ended 30 June 2015.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Dated: This the 26th Day of August 2015.

Independent Auditor’s Report

Independent auditor's report to the members of Prana Biotechnology Limited

Report on the financial report

We have audited the accompanying financial report of Prana Biotechnology Limited (the company), which comprises the statement of financial position as at 30 June 2015, the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for Prana Biotechnology Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent Auditor’s Report (continued…)

Shareholder Information (As at 24 August 2015)

NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

533,891,470 fully paid ordinary shares are held by 3,470 individual shareholders.

All ordinary shares carry one vote per share.

Options

200,000 unlisted options exercisable at $0.61 on or before 24 October 2018, are held by 1 individual shareholder

1,649,573 unlisted options exercisable at $0.37 on or before 25 June 2018, are held by 7 individual shareholders

360,000 unlisted options exercisable at $0.73 on or before 3 November 2018, are held by 2 individual shareholders

1,200,000 unlisted options exercisable at $1.04 on or before 11 December 2018, are held by 2 individual shareholders

100,000 unlisted options exercisable at $1.12 on or before 5 February 2019, are held by 1 individual shareholder

1,200,000 unlisted options exercisable at $0.25 on or before 6 April 2018, are held by 1 individual shareholder

8,500,000 unlisted options exercisable at $0.33 on or before 13 December 2017, are held by 6 individual shareholders

1,119,519 unlisted options exercisable at $0.25 on or before 20 March 2017, are held by 8 individual shareholders

306,490 unlisted options exercisable at $0.66 on or before 4 August 2018, are held by 2 individual shareholders

360,000 unlisted options exercisable at $0.66 on or before 1 October 2018, are held by 3 individual shareholders

612,397 unlisted warrants exercisable at $0.17 on or before 25 February 2016, are held by 1 individual shareholder

1,000,000 unlisted options exercisable at $0.34 on or before 2 October 2018, are held by 1 individual shareholder

2,000,000 unlisted options exercisable at $0.26 on or before 18 February 2020, are held by 2 individual shareholders

1,400,000 unlisted options exercisable at $0.27 on or before 25 May 2020, are held by 4 individual shareholders

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

No. of Holders
1 - 1,000	558
1,001 - 5,000	1,171
5,001 - 10,000	583
10,001 - 100,000	980
100,001 - and over	178
Total number of shareholders	3,470
Unmarketable parcels	1,347

Shareholder Information (As at 24 August 2015) (continued…)

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES
		Fully Paid Ordinary Shares
Shareholders		Number	%
1.	NATIONAL NOMINEES LIMITED	390,750,970	73.19
2.	JAGEN PTY LTD	15,567,983	2.92
3.	BAYWICK PTY LTD <THE RETAIL DISCRETIONARY A/C>	14,165,000	2.65
4.	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	11,478,350	2.15
5.	MR JAMES V BABCOCK	3,980,263	0.75
6.	NRB DEVELOPMENTS PTY LTD	2,970,000	0.56
7.	ZAYCHAN PTY LIMITED <LINEGAR SUPER FUND A/C>	2,350,000	0.44
8.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	2,347,925	0.44
9.	J P MORGAN NOMINEES AUSTRALIA LIMITED	2,226,691	0.42
10.	ROBERT & ARDIS JAMES FOUNDATION/C	1,826,024	0.34
11.	NEUROTRANSMISSION PTY LTD	1,672,433	0.31
12.	KEMPLER SUPER PTY LTD <LEON SUPER FUND A/C>	1,130,131	0.21
13.	CITICORP NOMINEES PTY LIMITED	1,041,453	0.20
14.	NORTHCOTE RADIOLOGY CLINIC PTY LTD <CITOS PTY LTD S/F A/C>	1,000,000	0.19
15.	SANDHURST TRUSTEES LTD <JMFG CONSOL A/C>	900,100	0.17
16.	MR JEFFREY CUMMINGS	770,000	0.14
17.	ALIANA PTY LTD <MARK SUHR SUPER FUND A/C>	750,000	0.14
18.	MS JIA LU	747,849	0.14
19.	MR BRUCE GEORGE HOTTON + MR GEOFFREY BRUCE HOTTON + MS SUZANNE RUTH HOTTON <BG HOTTON & FAMILY S/F A/C>	725,000	0.14
20.	MR HOANG HUY HUYNH	700,000	0.13
		457,100,172	85.62

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THAN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

There are no substantial shareholders who have notified the Group in accordance with Section 671B of the Corporations Act.

SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd

Yarra Falls, 452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: 1300 85 05 05 (within Australia) + 61 3 9415 4000 (overseas)

Facsimile: + 61 3 9473 2500

Email: essential.registry@computershare.com.au

Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

Shareholder Information (As at 24 August 2015) (continued…)

ANNUAL REPORT MAILING

Shareholders who wish to receive a hard copy of the Annual Financial Report should advise the Share Registry or the Group in writing. Alternatively, an electronic copy of the Annual Financial Report is available from www.asx.com.au or www.pranabio.com. All shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS (Clearing House Electronic Sub-register System)

Shareholders wishing to move to uncertified holdings under the Australian Securities Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com.au

Corporate Directory

DIRECTORS

Mr Geoffrey Kempler			Executive Chairman and Chief Executive Officer

Mr Brian Meltzer			Non-Executive Independent Director

Dr George Mihaly			Non-Executive Independent Director

Mr Peter Marks			Non-Executive Independent Director

Mr Lawrence Gozlan			Non-Executive Independent Director

Prof. Ira Shoulson			Non-Executive Independent Director

COMPANY SECRETARY			AUDITORS

Mr Phillip Hains			PricewaterhouseCoopers
Chartered Accountants
2 Southbank Boulevard
Southbank, Victoria, 3006, Australia

REGISTERED OFFICE			SOLICITORS

Suite 1, 1233 High Street			Quinert Rodda & Associates
Armadale, Victoria 3143 Australia			Suite 1, Level 6, 50 Queen Street
Phone:	+61 3 9824 5254		Melbourne, Victoria, 3000
Fax:	+61 3 9822 7735

PRINCIPAL PLACE OF BUSINESS			SHARE REGISTRY

Level 2, 369 Royal Parade			Computershare Investor Services Pty Ltd
Parkville, Victoria 3052 Australia			Yarra Falls, 452 Johnston Street
Phone:	+61 3 9349 4906		Abbotsford, Victoria, 3067, Australia
Fax:	+61 3 9348 0377	Telephone:	1300 85 05 05 (within Australia)
+61 3 9415 4000 (overseas)
		Facsimile:	+61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED			WEBSITE

ASX			www.pranabio.com
(Australian Securities Exchange)
Code: PBT (Shares)

NASDAQ
(North American Dealers Automated Quotation)
Code:PRAN (ADRs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 26, 2015